(15043-V)
www.klk.com.my

RECEIVED
2008 JUL 21 A 10:09

Our Ref : KLK/SE

11 July 2008 [redacted]

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
United States of America

08003893

SUPPL

Dear Sirs

ANNOUNCEMENT : FILE NO. 82-5022
Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934

We enclose a copy of the following announcements which were made to Bursa Malaysia Securities Berhad (the Malaysian Stock Exchange) for your records :

DATE	TITLE
	CHANGE OF REGISTRAR
13 June 2008	New Registrar : Symphony Share Registrars Sdn Bhd
	GENERAL ANNOUNCEMENT
3 June 2008	Take-Over Offer By Ablington Holdings Sdn Bhd ("AHSB") To Acquire The Remaining Voting Shares In Ladang Perbadanan-Fima Berhad ("LPF"), Not Already Owned By AHSB And The Persons Acting In Concert With It - Disclosure Of Dealings
4 June 2008	
5 June 2008	
6 June 2008	
9 June 2008	Kuala Lumpur Kepong Berhad ("KLK") Take-Over Offer By Ablington Holdings Sdn Bhd ("AHSB") To Acquire The Remaining Voting Shares Of Ladang Perbadanan-Fima Berhad ("LPF") Not Already Owned By AHSB And The Persons Acting In Concert ("PAC") With It ("OFFER")
	Listed Companies Crop – May 2008
9 June 2008	Take-Over Offer By Ablington Holdings Sdn Bhd ("AHSB") To Acquire The Remaining Voting Shares In Ladang Perbadanan-Fima Berhad ("LPF"), Not Already Owned By AHSB And The Persons Acting In Concert With It - Disclosure Of Dealings
10 June 2008	
10 June 2008	Sri Kunak Plantation Sdn Bhd ("Sri Kunak") - (in Members' Voluntary Winding-Up)
11 June 2008	Take-Over Offer By Ablington Holdings Sdn Bhd ("AHSB") To Acquire The Remaining Voting Shares In Ladang Perbadanan-Fima Berhad ("LPF"), Not Already Owned By AHSB And The Persons Acting In Concert With It - Disclosure Of Dealings
13 June 2008	
16 June 2008	
17 June 2008	
18 June 2008	
19 June 2008	
20 June 2008	
23 June 2008	

PROCESSED
JUL 23 2008
THOMSON REUTERS

7/21

Wisma Taiko, 1 Jalan S.P. Seenivasagam, 30000 Ipoh, Perak Darul Ridzuan, Malaysia.
Tel: 605-2417844 Fax: 605-2535018 (Corporate)

23 June 2008	Kuala Lumpur Kepong Berhad ("KLK") Take-Over Offer By Ablington Holdings Sdn Bhd ("AHSB") To Acquire The Remaining Voting Shares Of Ladang Perbadanan-Fima Berhad ("LPF" or "Company") ("LPF Shares") Not Already Owned By AHSB And The Persons Acting In Concert ("PAC") With It ("OFFER")
24 June 2008 25 June 2008	Take-Over Offer By Ablington Holdings Sdn Bhd ("AHSB") To Acquire The Remaining Voting Shares In Ladang Perbadanan-Fima Berhad ("LPF"), Not Already Owned By AHSB And The Persons Acting In Concert With It - Disclosure Of Dealings
26 June 2008	Striking-Off Of a KLK Subsidiary: Windham Toiletries Limited ("Windham")
30 June 2008	Take-Over Offer By Ablington Holdings Sdn Bhd ("AHSB") To Acquire The Remaining Voting Shares In Ladang Perbadanan-Fima Berhad ("LPF"), Not Already Owned By AHSB And The Persons Acting In Concert With It - Disclosure Of Dealings
	Kuala Lumpur Kepong Berhad ("KLK") Acquisition Of The Entire Equity Interest Of Shanghai Jinshan Jinwei Chemical Company Limited ("SJJC")
1 July 2008 2 July 2008 3 July 2008 7 July 2008	Take-Over Offer By Ablington Holdings Sdn Bhd ("AHSB") To Acquire The Remaining Voting Shares In Ladang Perbadanan-Fima Berhad ("LPF"), Not Already Owned By AHSB And The Persons Acting In Concert With It - Disclosure Of Dealings
7 July 2008	Kuala Lumpur Kepong Berhad ("KLK") Take-Over Offer By Ablington Holdings Sdn Bhd ("AHSB") To Acquire The Remaining Voting Shares Of Ladang Perbadanan-Fima Berhad ("LPF") ("LPF Shares") Not Already Owned By AHSB And The Persons Acting In Concert ("PAC") With It ("OFFER")
8 July 2008	Take-Over Offer By Ablington Holdings Sdn Bhd ("AHSB") To Acquire The Remaining Voting Shares In Ladang Perbadanan-Fima Berhad ("LPF"), Not Already Owned By AHSB And The Persons Acting In Concert With It - Disclosure Of Dealings
	CHANGES IN SUBSTANTIAL SHAREHOLDER'S INTEREST PURSUANT TO FORM 29B OF THE COMPANIES ACT, 1965
3 June 2008 5 June 2008 11 June 2008 11 June 2008 13 June 2008 17 June 2008 19 June 2008 23 June 2008 25 June 2008 27 June 2008 1 July 2008 3 July 2008 4 July 2008 9 July 2008	Employees Provident Fund Board

Kindly acknowledge receipt of the enclosures at the e-mail address stanley.lim@klk.com.my. Please quote the date of our letter in your acknowledgement.

Yours faithfully
KUALA LUMPUR KEPONG BERHAD

[J. C. Lim]
Company Secretary

enc.

cc Worldwide Securities Services (WSS), American Depositary Receipt (ADR) Group
Capital Tower, 14/F, 168 Robinson Road, Singapore 068912 [Tel : (65) 6882 7666]
Attention : Ms Tintin Subagyo

fscC:\Documents and Settings\sl.lim\My Documents\SECRETARIAL\MISC\ADR-SEC\2007\June 2008

BURSA MALAYSIA

Change of Registrar

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **10/06/2008 12:12:39 PM**
Submitted by **KUALA LUMPUR KEPONG** on **13/06/2008 05:01:27 PM**
Reference No **KL-080610-43959**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-241 7844
E-mail address	stanley.lim@klk.com.my

Part A : To be filled by Public Listed Company

Old registrar *	Kuala Lumpur Kepong Berhad
New registrar *	Symphony Share Registrars Sdn Bhd
Address *	55 Medan Ipoh 1A, Medan Ipoh Bistari, 31400 Ipoh Perak Darul Ridzuan Malaysia
Telephone no *	605-547 4833
Facsimile no *	605-547 4363
E-mail address	lee.ml@symphony.com.my
Effective date *	16/06/2008
Remarks	Kuala Lumpur Kepong Berhad ("KLK") wishes to advise that Symphony Share Registrars Sdn Bhd ("Symphony") has been appointed as the new share registrar of KLK. Therefore, all matters relating to share registration of KLK should be directed to Symphony with effect from 16 June 2008. Kindly note that the forthcoming interim dividend payment of 15 sen per share less 26% Malaysian income tax payable on 8 August 2008 to shareholders registered on the KLK Register of Members and Record of Depositors as at 16 July 2008, which has been announced to Bursa Malaysia by KLK earlier on 21 May 2008, will also be handled by Symphony.

SEC,MS

BURSA MALAYSIA

General Announcement

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **03/06/2008 08:13:31 AM**
Submitted by **KUALA LUMPUR KEPONG** on **03/06/2008 10:56:20 AM**
Reference No **KLK-080603-13D0A**
Form Version V3.0

Submitted

Company Information

Main Board/ Second Board Company
New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-241 7844
E-mail address	stanley.lim@klk.com.my

Type *	**Announcement**
Subject *:	TAKE-OVER OFFER BY ABLINGTON HOLDINGS SDN BHD ("AHSB") TO ACQUIRE THE REMAINING VOTING SHARES IN LADANG PERBADANAN-FIMA BERHAD ("LPF"), NOT ALREADY OWNED BY AHSB AND THE PERSONS ACTING IN CONCERT WITH IT - DISCLOSURE OF DEALINGS

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents *:-
(This field is to be used for the summary of the announcement)
Under Section 32(3) of the Malaysian Code on Take-Overs and Mergers, 1998 ("Code"), the persons listed therein are required to disclose the total number and price of all voting shares in Kuala Lumpur Kepong Berhad and LPF, which they have dealt in for their respective own account.

Attached is a letter dated 3 June 2008 to Bursa Malaysia Securities Berhad in relation to the disclosure of dealings in the shares of LPF by the persons set out in Section 32(3) of the Code, as required under the Code.

Announcement Details :-
(This field is for the details of the announcement, if applicable)

Attachment(s):- (please attach the attachments here)
Disclosure of Dealings (3 June 08).pdf

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

KUALA LUMPUR KEPONG BERHAD
(15043-V)
www.klk.com.my

FOR PUBLIC RELEASE

3 June 2008

To: Bursa Malaysia Securities Berhad
Attention: Mr. Inderjit Singh
(Fax : 03-2732 3263)

Securities Commission
Attention: En. Md Noor Abd Rahim
(Fax : 03-6201 5158)

TAKE-OVER OFFER BY ABLINGTON HOLDINGS SDN BHD ("AHSB") TO ACQUIRE THE REMAINING VOTING SHARES IN LADANG PERBADANAN-FIMA BERHAD ("LPF"), NOT ALREADY OWNED BY AHSB AND THE PERSONS ACTING IN CONCERT WITH IT - DISCLOSURE OF DEALINGS

Under Section 32(3) of the Malaysian Code on Take-Overs and Mergers, 1998 ("Code"), the persons listed therein are required to disclose the total number and price of all voting shares in Kuala Lumpur Kepong Berhad and LPF, which they have dealt in for their respective own account.

In accordance with Section 32(4) of the Code, we wish to announce that AHSB has dealt in the following shares for its own account:

Date	Counter	Transaction	Quantity	Average Price RM
2 June 2008	LPF	Buy	3,000	4.18

Yours faithfully
KUALA LUMPUR KEPONG BERHAD

[J. C. Lim]
Company Secretary

c.c. The Editor, Business Times
(Fax No.: 03-2282 3001)

The Editor, The Star
(Fax No.: 03-7955 4039)

The Editor, Berita Harian
(Fax No.: 03-2282 2425)

The Editor, Utusan Malaysia
(Fax No.: 03-9223 6031 / 0957

The Editor, Nanyang Siang Pau
(Fax No.: 03-7872 6993 / 6800 / 6900)

Bernama (Fax No.: 03-2694 9636)

LJC/ska/LPF/ Disclosure of share/Latest

BURSA MALAYSIA

SEC/US
RECEIVED
2008 JUL 21 A 11:07

General Announcement

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **03/06/2008 04:24:55 PM**
Submitted by **KUALA LUMPUR KEPONG** on **04/06/2008 11:29:13 AM**
Reference No **KLK-080603-E3A1C**
Form Version V3.0

Submitted

Company Information

Main Board/ Second Board Company
New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-241 7844
E-mail address	stanley.lim@klk.com.my

Type *	**Announcement**
Subject *:	TAKE-OVER OFFER BY ABLINGTON HOLDINGS SDN BHD ("AHSB") TO ACQUIRE THE REMAINING VOTING SHARES IN LADANG PERBADANAN-FIMA BERHAD ("LPF"), NOT ALREADY OWNED BY AHSB AND THE PERSONS ACTING IN CONCERT WITH IT - DISCLOSURE OF DEALINGS

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents *:-
(This field is to be used for the summary of the announcement)
Under Section 32(3) of the Malaysian Code on Take-Overs and Mergers, 1998 ("Code"), the persons listed therein are required to disclose the total number and price of all voting shares in Kuala Lumpur Kepong Berhad and LPF, which they have dealt in for their respective own account.

Attached is a letter dated 4 June 2008 to Bursa Malaysia Securities Berhad in relation to the disclosure of dealings in the shares of LPF by the persons set out in Section 32(3) of the Code, as required under the Code.

Announcement Details :-
(This field is for the details of the announcement, if applicable)

Attachment(s):- (please attach the attachments here)
Disclosure of Dealings (4 June 08).pdf

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

KUALA LUMPUR KEPONG BERHAD
(15043-V)
www.klk.com.my

FOR PUBLIC RELEASE

4 June 2008

To: Bursa Malaysia Securities Berhad
Attention: Mr. Inderjit Singh
(Fax : 03-2732 3263)

Securities Commission
Attention: En. Md Noor Abd Rahim
(Fax : 03-6201 5158)

TAKE-OVER OFFER BY ABLINGTON HOLDINGS SDN BHD ("AHSB") TO ACQUIRE THE REMAINING VOTING SHARES IN LADANG PERBADANAN-FIMA BERHAD ("LPF"), NOT ALREADY OWNED BY AHSB AND THE PERSONS ACTING IN CONCERT WITH IT - DISCLOSURE OF DEALINGS

Under Section 32(3) of the Malaysian Code on Take-Overs and Mergers, 1998 ("Code"), the persons listed therein are required to disclose the total number and price of all voting shares in Kuala Lumpur Kepong Berhad and LPF, which they have dealt in for their respective own account.

In accordance with Section 32(4) of the Code, we wish to announce that AHSB has dealt in the following shares for its own account:

Date	Counter	Transaction	Quantity	Average Price RM
3 June 2008	LPF	Buy	23,900	4.18

Yours faithfully
KUALA LUMPUR KEPONG BERHAD

[J. C. Lim]
Company Secretary

c.c. The Editor, Business Times
(Fax No.: 03-2282 3001)

The Editor, The Star
(Fax No.: 03-7955 4039)

The Editor, Berita Harian
(Fax No.: 03-2282 2425)

The Editor, Utusan Malaysia
(Fax No.: 03-9223 6031 / 0957

The Editor, Nanyang Siang Pau
(Fax No.: 03-7872 6993 / 6800 / 6900)

Bernama (Fax No.: 03-2694 9636)

LJC/ska/LPF/ Disclosure of share/Latest

BURSA MALAYSIA

SEC, US
RECEIVED
2008 JUL 21 A 11:40

General Announcement

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **05/06/2008 08:57:56 AM**
Submitted by **KUALA LUMPUR KEPONG** on **05/06/2008 10:47:57 AM**
Reference No **KLK-080605-54E1F**
Form Version V3.0

Submitted

Company Information

Main Board/ Second Board Company
New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-241 7844
E-mail address	stanley.lim@klk.com.my

Type *	**Announcement**
Subject *:	TAKE-OVER OFFER BY ABLINGTON HOLDINGS SDN BHD ("AHSB") TO ACQUIRE THE REMAINING VOTING SHARES IN LADANG PERBADANAN-FIMA BERHAD ("LPF"), NOT ALREADY OWNED BY AHSB AND THE PERSONS ACTING IN CONCERT WITH IT - DISCLOSURE OF DEALINGS

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents *:-
(This field is to be used for the summary of the announcement)
Under Section 32(3) of the Malaysian Code on Take-Overs and Mergers, 1998 ("Code"), the persons listed therein are required to disclose the total number and price of all voting shares in Kuala Lumpur Kepong Berhad and LPF, which they have dealt in for their respective own account.

Attached is a letter dated 5 June 2008 to Bursa Malaysia Securities Berhad in relation to the disclosure of dealings in the shares of LPF by the persons set out in Section 32(3) of the Code, as required under the Code.

Announcement Details :-
(This field is for the details of the announcement, if applicable)

Attachment(s):- (please attach the attachments here)
Disclosure of Dealings (5 June 08).pdf

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

KUALA LUMPUR KEPONG BERHAD
(15043-V)
www.klk.com.my

FOR PUBLIC RELEASE

5 June 2008

To: Bursa Malaysia Securities Berhad
Attention: Mr. Inderjit Singh
(Fax : 03-2732 3263)

Securities Commission
Attention: En. Md Noor Abd Rahim
(Fax : 03-6201 5158)

TAKE-OVER OFFER BY ABLINGTON HOLDINGS SDN BHD ("AHSB") TO ACQUIRE THE REMAINING VOTING SHARES IN LADANG PERBADANAN-FIMA BERHAD ("LPF"), NOT ALREADY OWNED BY AHSB AND THE PERSONS ACTING IN CONCERT WITH IT - DISCLOSURE OF DEALINGS

Under Section 32(3) of the Malaysian Code on Take-Overs and Mergers, 1998 ("Code"), the persons listed therein are required to disclose the total number and price of all voting shares in Kuala Lumpur Kepong Berhad and LPF, which they have dealt in for their respective own account.

In accordance with Section 32(4) of the Code, we wish to announce that AHSB has dealt in the following shares for its own account:

Date	Counter	Transaction	Quantity	Average Price RM
4 June 2008	LPF	Buy	1,000	4.16

Yours faithfully
KUALA LUMPUR KEPONG BERHAD

[J. C. Lim]
Company Secretary

c.c. The Editor, Business Times
(Fax No.: 03-2282 3001)

The Editor, The Star
(Fax No.: 03-7955 4039)

The Editor, Berita Harian
(Fax No.: 03-2282 2425)

The Editor, Utusan Malaysia
(Fax No.: 03-9223 6031 / 0957

The Editor, Nanyang Siang Pau
(Fax No.: 03-7872 6993 / 6800 / 6900)

Bernama (Fax No.: 03-2694 9636)

LJC/ska/LPF/ Disclosure of share/Latest

SEC, US

BURSA MALAYSIA

General Announcement

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **06/06/2008 10:57:02 AM**
Submitted by **KUALA LUMPUR KEPONG** on **06/06/2008 11:18:42 AM**
Reference No **KLK-080606-0355D**
Form Version V3.0

Submitted

Company Information

Main Board/ Second Board Company
New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-241 7844
E-mail address	stanley.lim@klk.com.my

Type *	**Announcement**
Subject *:	TAKE-OVER OFFER BY ABLINGTON HOLDINGS SDN BHD ("AHSB") TO ACQUIRE THE REMAINING VOTING SHARES IN LADANG PERBADANAN-FIMA BERHAD ("LPF"), NOT ALREADY OWNED BY AHSB AND THE PERSONS ACTING IN CONCERT WITH IT - DISCLOSURE OF DEALINGS

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents *:-
(This field is to be used for the summary of the announcement)
Under Section 32(3) of the Malaysian Code on Take-Overs and Mergers, 1998 ("Code"), the persons listed therein are required to disclose the total number and price of all voting shares in Kuala Lumpur Kepong Berhad and LPF, which they have dealt in for their respective own account.

Attached is a letter dated 6 June 2008 to Bursa Malaysia Securities Berhad in relation to the disclosure of dealings in the shares of LPF by the persons set out in Section 32(3) of the Code, as required under the Code.

Announcement Details :-
(This field is for the details of the announcement, if applicable)

Attachment(s):- (please attach the attachments here)
Disclosure of Dealings (6 June 2008).pdf

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

KUALA LUMPUR KEPONG BERHAD
(15043-V)
www.klk.com.my

FOR PUBLIC RELEASE

6 June 2008

To: Bursa Malaysia Securities Berhad
Attention: Mr. Inderjit Singh
(Fax : 03-2732 3263)

Securities Commission
Attention: En. Md Noor Abd Rahim
(Fax : 03-6201 5158)

TAKE-OVER OFFER BY ABLINGTON HOLDINGS SDN BHD ("AHSB") TO ACQUIRE THE REMAINING VOTING SHARES IN LADANG PERBADANAN-FIMA BERHAD ("LPF"), NOT ALREADY OWNED BY AHSB AND THE PERSONS ACTING IN CONCERT WITH IT - DISCLOSURE OF DEALINGS

Under Section 32(3) of the Malaysian Code on Take-Overs and Mergers, 1998 ("Code"), the persons listed therein are required to disclose the total number and price of all voting shares in Kuala Lumpur Kepong Berhad and LPF, which they have dealt in for their respective own account.

In accordance with Section 32(4) of the Code, we wish to announce that AHSB has dealt in the following shares for its own account:

Date	Counter	Transaction	Quantity	Average Price RM
5 June 2008	LPF	Buy	99,000	4.16

Yours faithfully
KUALA LUMPUR KEPONG BERHAD

[J. C. Lim]
Company Secretary

c.c. The Editor, Business Times
(Fax No.: 03-2282 3001)

The Editor, The Star
(Fax No.: 03-7955 4039)

The Editor, Berita Harian
(Fax No.: 03-2282 2425)

The Editor, Utusan Malaysia
(Fax No.: 03-9223 6031 / 0957

The Editor, Nanyang Siang Pau
(Fax No.: 03-7872 6993 / 6800 / 6900)

Bernama (Fax No.: 03-2694 9636)

LJC/ska/LPF/ Disclosure of share/Latest

BURSA MALAYSIA

General Announcement

RECEIVED
2008 JUL 21 A 11:59

Submitted

Initiated by MB_CIMB on 09/06/2008 06:15:36 PM
Submitted by MB_CIMB on 09/06/2008 06:36:17 PM
Reference No MM-080609-65736
Form Version V3 0

Company Information

Main Board/ Second Board Company	
New Announcement	
Submitting Investment Bank/Advisor (if applicable)	CIMB INVESTMENT BANK BERHAD
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	LENA BAN
*** Designation**	MANAGER
*** Contact number**	03-2084 8895
E-mail address	lena.ban@cimb.com

Type * Announcement

Subject *: KUALA LUMPUR KEPONG BERHAD ("KLK")

TAKE-OVER OFFER BY ABLINGTON HOLDINGS SDN BHD ("AHSB") TO ACQUIRE THE REMAINING VOTING SHARES OF LADANG PERBADANAN-FIMA BERHAD ("LPF") NOT ALREADY OWNED BY AHSB AND THE PERSONS ACTING IN CONCERT ("PAC") WITH IT ("OFFER")

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents *:-
(This field is to be used for the summary of the announcement)
On behalf of AHSB/KLK, we wish to announce that the closing date of the Offer has been extended to 5 00 p m. (Malaysian time) on Wednesday, 25 June 2008

The detailed disclosure on the shareholding position of AHSB and its PAC as at 5.00 p.m on 9 June 2008, in accordance with the requirement of Section 25(1) of the Malaysian Code on Take-Overs and Mergers 1998, are set out in the attached letter to the Board of Directors of LPF.

(This announcement is dated 9 June 2008)
Announcement Details :-
(This field is for the details of the announcement, if applicable)

Attachment(s):- (please attach the attachments here)
LPF-04(2ndextension).pdf

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table (s) in the Contents of the Announcement:

CIMB

9 June 2008

By fax/hand

The Board of Directors
Ladang Perbadanan-Fima Berhad
No 10 Persiaran Gopeng Satu
31350 Ipoh
Perak Darul Ridzuan

Dear Sirs

TAKE-OVER OFFER BY ABLINGTON HOLDINGS SDN BHD ("AHSB") TO ACQUIRE THE REMAINING VOTING SHARES OF LADANG PERBADANAN-FIMA BERHAD ("LPF") ("LPF SHARES") NOT ALREADY OWNED BY AHSB AND THE PERSONS ACTING IN CONCERT ("PAC") WITH IT ("OFFER")

We refer to our letter dated 22 May 2008 in relation to the extension of the closing date for the Offer to 5 00 p m (Malaysian time) on Wednesday, 11 June 2008

On behalf of AHSB, we wish to inform that the Offer has been further extended and shall remain open for acceptances up to 5.00 p.m. (Malaysian time) on Wednesday, 25 June 2008 ("Closing Date").

All other terms and conditions of the Offer remain unchanged.

The total acceptances received and the number of LPF Shares held by AHSB and its PAC as at 5.00 p m (Malaysian time) on 9 June 2008 are as follows:

	Number of LPF Shares	% of issued and paid-up share capital of LPF
LPF Shares held by AHSB and its PAC as at 8 May 2008, being the date of despatch of the Offer Document ("Posting Date")	59,498,100	52 05
LPF Shares for which acceptances have been received since the Posting Date	13,007,000	11 38
LPF Shares acquired by AHSB and its PAC since the Posting Date	2,112,000	1 85
LPF Shares held by AHSB and its PAC as at 9 June 2008	74,617,100	65 28

We draw to your attention that under Paragraph 8 15 of the Listing Requirements of Bursa Malaysia Securities Berhad ("Bursa Securities"), to ensure the continued listing of LPF Shares, LPF must maintain a public shareholding spread where at least 25% of its issued and paid-up share capital are held by a minimum of 1,000 pubic shareholders holding not less than 100 LPF Shares each

Based on the announcements made by LPF to Bursa Securities prior to the launch of the Offer, LPF did not meet the public shareholding spread requirement of Bursa Securities but had been granted approval by Bursa Securities to comply with the said requirement by 30 September 2008

As set out in the Offer Document dated 8 May 2008, in the event LPF is unable to comply with the public shareholding spread requirement of Bursa Securities, AHSB will not be taking any actions necessary to maintain the listing status of LPF. As such, if LPF is suspended and/or de-listed from the Official List of Bursa Securities, the LPF Shares will no longer be traded on the Main Board of Bursa Securities.

AHSB's reason for extending the Closing Date for the Offer is to allow minority shareholders of LPF additional time to accept the Offer given the above-mentioned circumstances

In view of the above, holders of LPF Shares who have yet to accept the Offer are advised to refer to the Offer Document for the terms and procedures for acceptance of the Offer, should they wish to accept the Offer, and to do so by 5.00 p.m. (Malaysian time) on Wednesday, 25 June 2008

Should you have any queries, please contact us

Yours faithfully
for CIMB Investment Bank Berhad

Low Eng Kiat
Director
Corporate Finance

Kenneth Lee
Senior Manager
Corporate Finance

cc: *Mr Inderjit Singh - Bursa Malaysia Securities Berhad*

Encik Md Noor Abd Rahim - Securities Commission

The Editor - Business Times

The Editor - The Star

The Editor - Berita Harian

The Editor - Utusan Malaysia

The Editor - Nanyang Siang Pau

Bernama

Kuala Lumpur Kepong Berhad

BURSA MALAYSIA

General Announcement

RECEIVED
[illegible]
Submitted

Initiated by **KUALA LUMPUR KEPONG - COMMON2** on **09/06/2008 08:30:54 AM**
Submitted by **KUALA LUMPUR KEPONG** on **09/06/2008 11:33:28 AM**
Reference No **KLK-080609-2D47A**
Form Version V3.0

Company Information

Main Board/ Second Board Company
New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	stanley.lim@klk.com.my

Type *	**Announcement**
Subject *:	Listed Companies' Crop May 2008

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

<u>Contents</u> *:-
(This field is to be used for the summary of the announcement)
We submit below the crop figures for the month of May 2008 :-

<u>Announcement Details</u> :-
(This field is for the details of the announcement, if applicable)

	2007		
	Oct	Nov	Dec
Fresh Fruit Bunches (mt)	243,640	268,326	236,121
Crude Palm Oil (mt)	50,732	55,320	47,187
Palm Kernel (mt)	11,670	12,974	11,224
Rubber (kg)	1,791,940	2,007,377	1,804,750

	2008								
	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep
Fresh Fruit Bunches (mt)	236,922	208,111	219,144	202,285	206,832				

Crude Palm Oil (mt)	48,752	43,941	44,627	42,185	43,794				
Palm Kernel (mt)	11,601	10,042	10,724	9,829	9,746				
Rubber (kg)	2,247,157	2,096,765	1,235,663	974,545	1,198,704				

Attachment(s):- (please attach the attachments here)
- No Attachement Found -

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

BURSA MALAYSIA

General Announcement

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **06/06/2008 05:34:39 PM**
Submitted by **KUALA LUMPUR KEPONG** on **09/06/2008 11:33:28 AM**
Reference No **KLK-080606-49C6B**
Form Version V3.0

Submitted

Company Information

Main Board/ Second Board Company
New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-241 7844
E-mail address	stanley.lim@klk.com.my

Type * **Announcement**

Subject *: TAKE-OVER OFFER BY ABLINGTON HOLDINGS SDN BHD ("AHSB") TO ACQUIRE THE REMAINING VOTING SHARES IN LADANG PERBADANAN-FIMA BERHAD ("LPF"), NOT ALREADY OWNED BY AHSB AND THE PERSONS ACTING IN CONCERT WITH IT
- DISCLOSURE OF DEALINGS

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents *:-
(This field is to be used for the summary of the announcement)
Under Section 32(3) of the Malaysian Code on Take-Overs and Mergers, 1998 ("Code"), the persons listed therein are required to disclose the total number and price of all voting shares in Kuala Lumpur Kepong Berhad and LPF, which they have dealt in for their respective own account.

Attached is a letter dated 9 June 2008 to Bursa Malaysia Securities Berhad in relation to the disclosure of dealings in the shares of LPF by the persons set out in Section 32(3) of the Code, as required under the Code.

Announcement Details :-
(This field is for the details of the announcement, if applicable)

Attachment(s):- (please attach the attachments here)
Disclosure of Dealings (9 June 08).pdf

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

FOR PUBLIC RELEASE

9 June 2008

To: Bursa Malaysia Securities Berhad
Attention: Mr. Inderjit Singh
(Fax : 03-2732 3263)

Securities Commission
Attention: En. Md Noor Abd Rahim
(Fax : 03-6201 5158)

TAKE-OVER OFFER BY ABLINGTON HOLDINGS SDN BHD ("AHSB") TO ACQUIRE THE REMAINING VOTING SHARES IN LADANG PERBADANAN-FIMA BERHAD ("LPF"), NOT ALREADY OWNED BY AHSB AND THE PERSONS ACTING IN CONCERT WITH IT - DISCLOSURE OF DEALINGS

Under Section 32(3) of the Malaysian Code on Take-Overs and Mergers, 1998 ("Code"), the persons listed therein are required to disclose the total number and price of all voting shares in Kuala Lumpur Kepong Berhad and LPF, which they have dealt in for their respective own account.

In accordance with Section 32(4) of the Code, we wish to announce that AHSB has dealt in the following shares for its own account:

Date	Counter	Transaction	Quantity	Average Price RM
6 June 2008	LPF	Buy	1,000	4.16

Yours faithfully
KUALA LUMPUR KEPONG BERHAD

[J. C. Lim]
Company Secretary

c.c. The Editor, Business Times
(Fax No.: 03-2282 3001)

The Editor, The Star
(Fax No.: 03-7955 4039)

The Editor, Berita Harian
(Fax No.: 03-2282 2425)

The Editor, Utusan Malaysia
(Fax No.: 03-9223 6031 / 0957

The Editor, Nanyang Siang Pau
(Fax No.: 03-7872 6993 / 6800 / 6900)

Bernama (Fax No.: 03-2694 9636)

LJC/ska/LPF/ Disclosure of share/Latest

SEC, MS

BURSA MALAYSIA

General Announcement

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **10/06/2008 08:12:43 AM**
Submitted by **KUALA LUMPUR KEPONG** on **10/06/2008 11:11:44 AM**
Reference No **KLK-080610-12A5C**
Form Version V3.0

Submitted

Company Information

Main Board/ Second Board Company
New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-241 7844
E-mail address	stanley.lim@klk.com.my

Type *	**Announcement**
Subject *:	TAKE-OVER OFFER BY ABLINGTON HOLDINGS SDN BHD ("AHSB") TO ACQUIRE THE REMAINING VOTING SHARES IN LADANG PERBADANAN-FIMA BERHAD ("LPF"), NOT ALREADY OWNED BY AHSB AND THE PERSONS ACTING IN CONCERT WITH IT - DISCLOSURE OF DEALINGS

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents *:-
(This field is to be used for the summary of the announcement)
Under Section 32(3) of the Malaysian Code on Take-Overs and Mergers, 1998 ("Code"), the persons listed therein are required to disclose the total number and price of all voting shares in Kuala Lumpur Kepong Berhad and LPF, which they have dealt in for their respective own account.

Attached is a letter dated 10 June 2008 to Bursa Malaysia Securities Berhad in relation to the disclosure of dealings in the shares of LPF by the persons set out in Section 32(3) of the Code, as required under the Code.

Announcement Details :-
(This field is for the details of the announcement, if applicable)

Attachment(s):- (please attach the attachments here)
Disclosure of Dealings (10 June 08).pdf

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

FOR PUBLIC RELEASE

10 June 2008

To: Bursa Malaysia Securities Berhad
Attention: Mr. Inderjit Singh
(Fax : 03-2732 3263)

Securities Commission
Attention: En. Md Noor Abd Rahim
(Fax : 03-6201 5158)

TAKE-OVER OFFER BY ABLINGTON HOLDINGS SDN BHD ("AHSB") TO ACQUIRE THE REMAINING VOTING SHARES IN LADANG PERBADANAN-FIMA BERHAD ("LPF"), NOT ALREADY OWNED BY AHSB AND THE PERSONS ACTING IN CONCERT WITH IT - DISCLOSURE OF DEALINGS

Under Section 32(3) of the Malaysian Code on Take-Overs and Mergers, 1998 ("Code"), the persons listed therein are required to disclose the total number and price of all voting shares in Kuala Lumpur Kepong Berhad and LPF, which they have dealt in for their respective own account.

In accordance with Section 32(4) of the Code, we wish to announce that AHSB has dealt in the following shares for its own account:

Date	Counter	Transaction	Quantity	Average Price RM
9 June 2008	LPF	Buy	25,900	4.16

Yours faithfully
KUALA LUMPUR KEPONG BERHAD

[J. C. Lim]
Company Secretary

c.c. The Editor, Business Times
(Fax No.: 03-2282 3001)

The Editor, The Star
(Fax No.: 03-7955 4039)

The Editor, Berita Harian
(Fax No.: 03-2282 2425)

The Editor, Utusan Malaysia
(Fax No.: 03-9223 6031 / 0957

The Editor, Nanyang Siang Pau
(Fax No.: 03-7872 6993 / 6800 / 6900)

Bernama (Fax No.: 03-2694 9636)

LJC/ska/LPF/ Disclosure of share/Latest

BURSA MALAYSIA

SEC/MS
RECEIVED
2008 JUL 21 A 11:01

General Announcement

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **10/06/2008 02:31:07 PM** **Submitted**
Submitted by **KUALA LUMPUR KEPONG** on **10/06/2008 05:28:48 PM**
Reference No **KLK-080610-3CEC8**
Form Version V3.0

Company Information

Main Board/ Second Board Company
New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-241 7844
E-mail address	stanley.lim@klk.com.my

Type *	**Announcement**
Subject *:	SRI KUNAK PLANTATION SDN BHD ("SRI KUNAK") - (IN MEMBERS' VOLUNTARY WINDING-UP)

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents *:-
(This field is to be used for the summary of the announcement)
We refer to our previous announcement dated 13 June 2007 in relation to the Members' Voluntary Winding-up of Sri Kunak, a wholly-owned subsidiary of Kuala Lumpur Kepong Berhad ("KLK") and wishes to announce that Sri Kunak has today lodged the Return By Liquidator Relating To Final Meeting with the Companies Commission of Malaysia. Arising from this, Sri Kunak will cease as a subsidiary of KLK three months thereafter, i.e. on 10 September 2008 pursuant to Section 272(5) of the Companies Act, 1965.

Announcement Details :-
(This field is for the details of the announcement, if applicable)

Attachment(s):- (please attach the attachments here)
- No Attachement Found -

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

BURSA MALAYSIA

SEC, US
RECEIVED
2008 JUL 21 A 11:01

General Announcement

Submitted

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **11/06/2008 08:06:49 AM**
Submitted by **KUALA LUMPUR KEPONG** on **11/06/2008 10:57:59 AM**
Reference No **KLK-080611-0A01B**
Form Version V3.0

Company Information

Main Board/ Second Board Company
New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-241 7844
E-mail address	stanley.lim@klk.com.my

Type *	**Announcement**
Subject *:	TAKE-OVER OFFER BY ABLINGTON HOLDINGS SDN BHD ("AHSB") TO ACQUIRE THE REMAINING VOTING SHARES IN LADANG PERBADANAN-FIMA BERHAD ("LPF"), NOT ALREADY OWNED BY AHSB AND THE PERSONS ACTING IN CONCERT WITH IT - DISCLOSURE OF DEALINGS

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents *:-
(This field is to be used for the summary of the announcement)
Under Section 32(3) of the Malaysian Code on Take-Overs and Mergers, 1998 ("Code"), the persons listed therein are required to disclose the total number and price of all voting shares in Kuala Lumpur Kepong Berhad and LPF, which they have dealt in for their respective own account.

Attached is a letter dated 11 June 2008 to Bursa Malaysia Securities Berhad in relation to the disclosure of dealings in the shares of LPF by the persons set out in Section 32(3) of the Code, as required under the Code.

Announcement Details :-
(This field is for the details of the announcement, if applicable)

Attachment(s):- (please attach the attachments here)
Disclosure of Dealings (11 June 08).pdf

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

KUALA LUMPUR KEPONG BERHAD
(15043-V)
www.klk.com.my

FOR PUBLIC RELEASE

11 June 2008

To: Bursa Malaysia Securities Berhad
Attention: Mr. Inderjit Singh
(Fax : 03-2732 3263)

Securities Commission
Attention: En. Md Noor Abd Rahim
(Fax : 03-6201 5158)

TAKE-OVER OFFER BY ABLINGTON HOLDINGS SDN BHD ("AHSB") TO ACQUIRE THE REMAINING VOTING SHARES IN LADANG PERBADANAN-FIMA BERHAD ("LPF"), NOT ALREADY OWNED BY AHSB AND THE PERSONS ACTING IN CONCERT WITH IT - DISCLOSURE OF DEALINGS

Under Section 32(3) of the Malaysian Code on Take-Overs and Mergers, 1998 ("Code"), the persons listed therein are required to disclose the total number and price of all voting shares in Kuala Lumpur Kepong Berhad and LPF, which they have dealt in for their respective own account.

In accordance with Section 32(4) of the Code, we wish to announce that AHSB has dealt in the following shares for its own account:

Date	Counter	Transaction	Quantity	Average Price RM
10 June 2008	LPF	Buy	33,000	4.1776

Yours faithfully
KUALA LUMPUR KEPONG BERHAD

[J. C. Lim]
Company Secretary

c.c. The Editor, Business Times
(Fax No.: 03-2282 3001)

The Editor, The Star
(Fax No.: 03-7955 4039)

The Editor, Berita Harian
(Fax No.: 03-2282 2425)

The Editor, Utusan Malaysia
(Fax No.: 03-9223 6031 / 0957

The Editor, Nanyang Siang Pau
(Fax No.: 03-7872 6993 / 6800 / 6900)

Bernama (Fax No.: 03-2694 9636)

LJC/ska/LPF/ Disclosure of share/Latest

BURSA MALAYSIA

RECEIVED
2008 JUL 21 A 11:01

General Announcement

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **13/06/2008 07:55:02 AM** **Submitted**
Submitted by **KUALA LUMPUR KEPONG** on **13/06/2008 11:25:01 AM**
Reference No **KLK-080613-3619F**
Form Version V3.0

Company Information

Main Board/ Second Board Company	
New Announcement	
Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-241 7844
E-mail address	stanley.lim@klk.com.my

Type *	**Announcement**
Subject *:	TAKE-OVER OFFER BY ABLINGTON HOLDINGS SDN BHD ("AHSB") TO ACQUIRE THE REMAINING VOTING SHARES IN LADANG PERBADANAN-FIMA BERHAD ("LPF"), NOT ALREADY OWNED BY AHSB AND THE PERSONS ACTING IN CONCERT WITH IT - DISCLOSURE OF DEALINGS

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents *:-
(This field is to be used for the summary of the announcement)
Under Section 32(3) of the Malaysian Code on Take-Overs and Mergers, 1998 ("Code"), the persons listed therein are required to disclose the total number and price of all voting shares in Kuala Lumpur Kepong Berhad and LPF, which they have dealt in for their respective own account.

Attached is a letter dated 13 June 2008 to Bursa Malaysia Securities Berhad in relation to the disclosure of dealings in the shares of LPF by the persons set out in Section 32(3) of the Code, as required under the Code.

Announcement Details :-
(This field is for the details of the announcement, if applicable)

Attachment(s):- (please attach the attachments here)
Disclosure of Dealings (13 June 08).pdf

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

KUALA LUMPUR KEPONG BERHAD
(15043-V)
www.klk.com.my

FOR PUBLIC RELEASE

13 June 2008

To: Bursa Malaysia Securities Berhad
Attention: Mr. Inderjit Singh
(Fax : 03-2732 3263)

Securities Commission
Attention: En. Md Noor Abd Rahim
(Fax : 03-6201 5158)

TAKE-OVER OFFER BY ABLINGTON HOLDINGS SDN BHD ("AHSB") TO ACQUIRE THE REMAINING VOTING SHARES IN LADANG PERBADANAN-FIMA BERHAD ("LPF"), NOT ALREADY OWNED BY AHSB AND THE PERSONS ACTING IN CONCERT WITH IT - DISCLOSURE OF DEALINGS

Under Section 32(3) of the Malaysian Code on Take-Overs and Mergers, 1998 ("Code"), the persons listed therein are required to disclose the total number and price of all voting shares in Kuala Lumpur Kepong Berhad and LPF, which they have dealt in for their respective own account.

In accordance with Section 32(4) of the Code, we wish to announce that AHSB has dealt in the following shares for its own account:

Date	Counter	Transaction	Quantity	Average Price RM
12 June 2008	LPF	Buy	11,000	4.16

Yours faithfully
KUALA LUMPUR KEPONG BERHAD

[Fan Chee Kum]
Company Secretary

c.c. The Editor, Business Times
(Fax No.: 03-2282 3001)

The Editor, The Star
(Fax No.: 03-7955 4039)

The Editor, Berita Harian
(Fax No.: 03-2282 2425)

The Editor, Utusan Malaysia
(Fax No.: 03-9223 6031 / 0957

The Editor, Nanyang Siang Pau
(Fax No.: 03-7872 6993 / 6800 / 6900)

Bernama (Fax No.: 03-2694 9636)

LJC/ska/LPF/ Disclosure of share/Latest

Wisma Taiko, 1 Jalan S.P. Seenivasagam, 30000 Ipoh, Perak Darul Ridzuan, Malaysia.
Tel: 605 2417844 Fax: 605 2535018 (Corporate)

SEC/US
RECEIVED
2008 JUL 21 A 11:41

BURSA MALAYSIA

General Announcement

Submitted

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **16/06/2008 07:46:50 AM**
Submitted by **KUALA LUMPUR KEPONG** on **16/06/2008 11:21:09 AM**
Reference No **KLK-080616-2A157**
Form Version V3.0

Company Information

Main Board/ Second Board Company
New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-241 7844
E-mail address	stanley.lim@klk.com.my

Type *	**Announcement**
Subject *:	TAKE-OVER OFFER BY ABLINGTON HOLDINGS SDN BHD ("AHSB") TO ACQUIRE THE REMAINING VOTING SHARES IN LADANG PERBADANAN-FIMA BERHAD ("LPF"), NOT ALREADY OWNED BY AHSB AND THE PERSONS ACTING IN CONCERT WITH IT - DISCLOSURE OF DEALINGS

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents *:-
(This field is to be used for the summary of the announcement)
Under Section 32(3) of the Malaysian Code on Take-Overs and Mergers, 1998 ("Code"), the persons listed therein are required to disclose the total number and price of all voting shares in Kuala Lumpur Kepong Berhad and LPF, which they have dealt in for their respective own account.

Attached is a letter dated 16 June 2008 to Bursa Malaysia Securities Berhad in relation to the disclosure of dealings in the shares of LPF by the persons set out in Section 32(3) of the Code, as required under the Code.

Announcement Details :-
(This field is for the details of the announcement, if applicable)

Attachment(s):- (please attach the attachments here)
Disclosure of Dealings (16 June 08).pdf

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

KUALA LUMPUR KEPONG BERHAD
(15043-V)
www.klk.com.my

FOR PUBLIC RELEASE

16 June 2008

To: Bursa Malaysia Securities Berhad
Attention: Mr. Inderjit Singh
(Fax : 03-2732 3263)

Securities Commission
Attention: En. Md Noor Abd Rahim
(Fax : 03-6201 5158)

TAKE-OVER OFFER BY ABLINGTON HOLDINGS SDN BHD ("AHSB") TO ACQUIRE THE REMAINING VOTING SHARES IN LADANG PERBADANAN-FIMA BERHAD ("LPF"), NOT ALREADY OWNED BY AHSB AND THE PERSONS ACTING IN CONCERT WITH IT - DISCLOSURE OF DEALINGS

Under Section 32(3) of the Malaysian Code on Take-Overs and Mergers, 1998 ("Code"), the persons listed therein are required to disclose the total number and price of all voting shares in Kuala Lumpur Kepong Berhad and LPF, which they have dealt in for their respective own account.

In accordance with Section 32(4) of the Code, we wish to announce that AHSB has dealt in the following shares for its own account:

Date	Counter	Transaction	Quantity	Average Price RM
13 June 2008	LPF	Buy	2,000	4.16

Yours faithfully
KUALA LUMPUR KEPONG BERHAD

[Fan Chee Kum]
Company Secretary

c.c. The Editor, Business Times
(Fax No.: 03-2282 3001)

The Editor, The Star
(Fax No.: 03-7955 4039)

The Editor, Berita Harian
(Fax No.: 03-2282 2425)

The Editor, Utusan Malaysia
(Fax No.: 03-9223 6031 / 0957

The Editor, Nanyang Siang Pau
(Fax No.: 03-7872 6993 / 6800 / 6900)

Bernama (Fax No.: 03-2694 9636)

LJC/ska/LPF/ Disclosure of share/Latest

Wisma Taiko, 1 Jalan S.P. Seenivasagam, 30000 Ipoh, Perak Darul Ridzuan, Malaysia.

BURSA MALAYSIA

SEC, US

General Announcement

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **17/06/2008 07:57:23 AM**
Submitted by **KUALA LUMPUR KEPONG** on **17/06/2008 11:39:13 AM**
Reference No **KLK-080617-398A2**
Form Version V3.0

Submitted

Company Information

Main Board/ Second Board Company
New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-241 7844
E-mail address	stanley.lim@klk.com.my

Type *	**Announcement**
Subject *:	TAKE-OVER OFFER BY ABLINGTON HOLDINGS SDN BHD ("AHSB") TO ACQUIRE THE REMAINING VOTING SHARES IN LADANG PERBADANAN-FIMA BERHAD ("LPF"), NOT ALREADY OWNED BY AHSB AND THE PERSONS ACTING IN CONCERT WITH IT - DISCLOSURE OF DEALINGS

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents *:-
(This field is to be used for the summary of the announcement)
Under Section 32(3) of the Malaysian Code on Take-Overs and Mergers, 1998 ("Code"), the persons listed therein are required to disclose the total number and price of all voting shares in Kuala Lumpur Kepong Berhad and LPF, which they have dealt in for their respective own account.

Attached is a letter dated 17 June 2008 to Bursa Malaysia Securities Berhad in relation to the disclosure of dealings in the shares of LPF by the persons set out in Section 32(3) of the Code, as required under the Code.

Announcement Details :-
(This field is for the details of the announcement, if applicable)

Attachment(s):- (please attach the attachments here)
Disclosure of Dealings (17 June 08).pdf

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

KUALA LUMPUR KEPONG BERHAD
(15043-V)
www.klk.com.my

FOR PUBLIC RELEASE

17 June 2008

To: Bursa Malaysia Securities Berhad
Attention: Mr. Inderjit Singh
(Fax : 03-2732 3263)

Securities Commission
Attention: En. Md Noor Abd Rahim
(Fax : 03-6201 5158)

TAKE-OVER OFFER BY ABLINGTON HOLDINGS SDN BHD ("AHSB") TO ACQUIRE THE REMAINING VOTING SHARES IN LADANG PERBADANAN-FIMA BERHAD ("LPF"), NOT ALREADY OWNED BY AHSB AND THE PERSONS ACTING IN CONCERT WITH IT - DISCLOSURE OF DEALINGS

Under Section 32(3) of the Malaysian Code on Take-Overs and Mergers, 1998 ("Code"), the persons listed therein are required to disclose the total number and price of all voting shares in Kuala Lumpur Kepong Berhad and LPF, which they have dealt in for their respective own account.

In accordance with Section 32(4) of the Code, we wish to announce that AHSB has dealt in the following shares for its own account:

Date	Counter	Transaction	Quantity	Average Price RM
16 June 2008	LPF	Buy	10,000	4.16

Yours faithfully
KUALA LUMPUR KEPONG BERHAD

[Fan Chee Kum]
Company Secretary

c.c. The Editor, Business Times
(Fax No.: 03-2282 3001)

The Editor, The Star
(Fax No.: 03-7955 4039)

The Editor, Berita Harian
(Fax No.: 03-2282 2425)

The Editor, Utusan Malaysia
(Fax No.: 03-9223 6031 / 0957

The Editor, Nanyang Siang Pau
(Fax No.: 03-7872 6993 / 6800 / 6900)

Bernama (Fax No.: 03-2694 9636)

LJC/ska/LPF/ Disclosure of share/Latest

SEC, us

BURSA MALAYSIA

General Announcement

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **18/06/2008 10:46:26 AM**
Submitted by **KUALA LUMPUR KEPONG** on **18/06/2008 10:59:01 AM**
Reference No **KLK-080618-F3D1B**
Form Version V3.0

Submitted

Company Information

Main Board/ Second Board Company
New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-241 7844
E-mail address	stanley.lim@klk.com.my

Type *	**Announcement**
Subject *:	TAKE-OVER OFFER BY ABLINGTON HOLDINGS SDN BHD ("AHSB") TO ACQUIRE THE REMAINING VOTING SHARES IN LADANG PERBADANAN-FIMA BERHAD ("LPF"), NOT ALREADY OWNED BY AHSB AND THE PERSONS ACTING IN CONCERT WITH IT - DISCLOSURE OF DEALINGS

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents *:-
(This field is to be used for the summary of the announcement)
Under Section 32(3) of the Malaysian Code on Take-Overs and Mergers, 1998 ("Code"), the persons listed therein are required to disclose the total number and price of all voting shares in Kuala Lumpur Kepong Berhad and LPF, which they have dealt in for their respective own account.

Attached is a letter dated 18 June 2008 to Bursa Malaysia Securities Berhad in relation to the disclosure of dealings in the shares of LPF by the persons set out in Section 32(3) of the Code, as required under the Code.

Announcement Details :-
(This field is for the details of the announcement, if applicable)

Attachment(s):- (please attach the attachments here)
Disclosure of Dealings (18 June 08).pdf

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

FOR PUBLIC RELEASE

18 June 2008

To: Bursa Malaysia Securities Berhad
Attention: Mr. Inderjit Singh
(Fax : 03-2732 3263)

Securities Commission
Attention: En. Md Noor Abd Rahim
(Fax : 03-6201 5158)

TAKE-OVER OFFER BY ABLINGTON HOLDINGS SDN BHD ("AHSB") TO ACQUIRE THE REMAINING VOTING SHARES IN LADANG PERBADANAN-FIMA BERHAD ("LPF"), NOT ALREADY OWNED BY AHSB AND THE PERSONS ACTING IN CONCERT WITH IT - DISCLOSURE OF DEALINGS

Under Section 32(3) of the Malaysian Code on Take-Overs and Mergers, 1998 ("Code"), the persons listed therein are required to disclose the total number and price of all voting shares in Kuala Lumpur Kepong Berhad and LPF, which they have dealt in for their respective own account.

In accordance with Section 32(4) of the Code, we wish to announce that AHSB has dealt in the following shares for its own account:

Date	Counter	Transaction	Quantity	Average Price RM
17 June 2008	LPF	Buy	2,000	4.16

Yours faithfully
KUALA LUMPUR KEPONG BERHAD

[Fan Chee Kum]
Company Secretary

c.c. The Editor, Business Times
(Fax No.: 03-2282 3001)

The Editor, The Star
(Fax No.: 03-7955 4039)

The Editor, Berita Harian
(Fax No.: 03-2282 2425)

The Editor, Utusan Malaysia
(Fax No.: 03-9223 6031 / 0957

The Editor, Nanyang Siang Pau
(Fax No.: 03-7872 6993 / 6800 / 6900)

Bernama (Fax No.: 03-2694 9636)

LJC/ska/LPF/ Disclosure of share/Latest

BURSA MALAYSIA

SEC, UP

General Announcement

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **19/06/2008 07:46:40 AM**
Submitted by **KUALA LUMPUR KEPONG** on **19/06/2008 11:09:19 AM**
Reference No **KLK-080619-29DBC**
Form Version V3.0

Submitted

Company Information

Main Board/ Second Board Company
New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-241 7844
E-mail address	stanley.lim@klk.com.my

Type *	**Announcement**
Subject *:	TAKE-OVER OFFER BY ABLINGTON HOLDINGS SDN BHD ("AHSB") TO ACQUIRE THE REMAINING VOTING SHARES IN LADANG PERBADANAN-FIMA BERHAD ("LPF"), NOT ALREADY OWNED BY AHSB AND THE PERSONS ACTING IN CONCERT WITH IT - DISCLOSURE OF DEALINGS

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents *:-
(This field is to be used for the summary of the announcement)
Under Section 32(3) of the Malaysian Code on Take-Overs and Mergers, 1998 ("Code"), the persons listed therein are required to disclose the total number and price of all voting shares in Kuala Lumpur Kepong Berhad and LPF, which they have dealt in for their respective own account.

Attached is a letter dated 19 June 2008 to Bursa Malaysia Securities Berhad in relation to the disclosure of dealings in the shares of LPF by the persons set out in Section 32(3) of the Code, as required under the Code.

Announcement Details :-
(This field is for the details of the announcement, if applicable)

Attachment(s):- (please attach the attachments here)
Disclosure of Dealings (19 June 08).pdf

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

(15043-V)
www.klk.com.my

FOR PUBLIC RELEASE

19 June 2008

To: Bursa Malaysia Securities Berhad
Attention: Mr. Inderjit Singh
(Fax : 03-2732 3263)

Securities Commission
Attention: En. Md Noor Abd Rahim
(Fax : 03-6201 5158)

TAKE-OVER OFFER BY ABLINGTON HOLDINGS SDN BHD ("AHSB") TO ACQUIRE THE REMAINING VOTING SHARES IN LADANG PERBADANAN-FIMA BERHAD ("LPF"), NOT ALREADY OWNED BY AHSB AND THE PERSONS ACTING IN CONCERT WITH IT - DISCLOSURE OF DEALINGS

Under Section 32(3) of the Malaysian Code on Take-Overs and Mergers, 1998 ("Code"), the persons listed therein are required to disclose the total number and price of all voting shares in Kuala Lumpur Kepong Berhad and LPF, which they have dealt in for their respective own account.

In accordance with Section 32(4) of the Code, we wish to announce that AHSB has dealt in the following shares for its own account:

Date	Counter	Transaction	Quantity	Average Price RM
18 June 2008	LPF	Buy	3,000	4.16

Yours faithfully
KUALA LUMPUR KEPONG BERHAD

[J. C. Lim]
Company Secretary

c.c. The Editor, Business Times
(Fax No.: 03-2282 3001)

The Editor, The Star
(Fax No.: 03-7955 4039)

The Editor, Berita Harian
(Fax No.: 03-2282 2425)

The Editor, Utusan Malaysia
(Fax No.: 03-9223 6031 / 0957

The Editor, Nanyang Siang Pau
(Fax No.: 03-7872 6993 / 6800 / 6900)

Bernama (Fax No.: 03-2694 9636)

LJC/ska/LPF/ Disclosure of share/Latest

Wisma Taiko, 1 Jalan S.P. Seenivasagam, 30000 Ipoh, Perak Darul Ridzuan, Malaysia.
Tel: 605-2417844 Fax: 605-2535018 (Corporate)

BURSA MALAYSIA

General Announcement

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **20/06/2008 10:43:11 AM**
Submitted by **KUALA LUMPUR KEPONG** on **20/06/2008 10:57:55 AM**
Reference No **KLK-080620-EF0BE**
Form Version V3.0

Submitted

Company Information

Main Board/ Second Board Company
New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-241 7844
E-mail address	stanley.lim@klk.com.my

Type *	**Announcement**
Subject *:	TAKE-OVER OFFER BY ABLINGTON HOLDINGS SDN BHD ("AHSB") TO ACQUIRE THE REMAINING VOTING SHARES IN LADANG PERBADANAN-FIMA BERHAD ("LPF"), NOT ALREADY OWNED BY AHSB AND THE PERSONS ACTING IN CONCERT WITH IT - DISCLOSURE OF DEALINGS

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents *:-
(This field is to be used for the summary of the announcement)
Under Section 32(3) of the Malaysian Code on Take-Overs and Mergers, 1998 ("Code"), the persons listed therein are required to disclose the total number and price of all voting shares in Kuala Lumpur Kepong Berhad and LPF, which they have dealt in for their respective own account.

Attached is a letter dated 20 June 2008 to Bursa Malaysia Securities Berhad in relation to the disclosure of dealings in the shares of LPF by the persons set out in Section 32(3) of the Code, as required under the Code.

Announcement Details :-
(This field is for the details of the announcement, if applicable)

Attachment(s):- (please attach the attachments here)
Disclosure of Dealings (20 June 08).pdf

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

KUALA LUMPUR KEPONG BERHAD
(15043-V)
www.klk.com.my

FOR PUBLIC RELEASE

20 June 2008

To: Bursa Malaysia Securities Berhad
Attention: Mr. Inderjit Singh
(Fax : 03-2732 3263)

Securities Commission
Attention: En. Md Noor Abd Rahim
(Fax : 03-6201 5158)

TAKE-OVER OFFER BY ABLINGTON HOLDINGS SDN BHD ("AHSB") TO ACQUIRE THE REMAINING VOTING SHARES IN LADANG PERBADANAN-FIMA BERHAD ("LPF"), NOT ALREADY OWNED BY AHSB AND THE PERSONS ACTING IN CONCERT WITH IT - DISCLOSURE OF DEALINGS

Under Section 32(3) of the Malaysian Code on Take-Overs and Mergers, 1998 ("Code"), the persons listed therein are required to disclose the total number and price of all voting shares in Kuala Lumpur Kepong Berhad and LPF, which they have dealt in for their respective own account.

In accordance with Section 32(4) of the Code, we wish to announce that AHSB has dealt in the following shares for its own account:

Date	Counter	Transaction	Quantity	Average Price RM
19 June 2008	LPF	Buy	7,000	4.16

Yours faithfully
KUALA LUMPUR KEPONG BERHAD

[J. C. Lim]
Company Secretary

c.c. The Editor, Business Times
(Fax No.: 03-2282 3001)

The Editor, The Star
(Fax No.: 03-7955 4039)

The Editor, Berita Harian
(Fax No.: 03-2282 2425)

The Editor, Utusan Malaysia
(Fax No.: 03-9223 6031 / 0957

The Editor, Nanyang Siang Pau
(Fax No.: 03-7872 6993 / 6800 / 6900)

Bernama (Fax No.: 03-2694 9636)

LJC/ska/LPF/ Disclosure of share/Latest

SEC, US
RECEIVED
2008 JUL 21 A 11:

BURSA MALAYSIA

General Announcement

Submitted

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **23/06/2008 07:54:31 AM**
Submitted by **KUALA LUMPUR KEPONG** on **23/06/2008 10:07:22 AM**
Reference No **KLK-080623-3556D**
Form Version V3.0

Company Information

Main Board/ Second Board Company
New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-241 7844
E-mail address	stanley.lim@klk.com.my

Type *	**Announcement**
Subject *:	TAKE-OVER OFFER BY ABLINGTON HOLDINGS SDN BHD ("AHSB") TO ACQUIRE THE REMAINING VOTING SHARES IN LADANG PERBADANAN-FIMA BERHAD ("LPF"), NOT ALREADY OWNED BY AHSB AND THE PERSONS ACTING IN CONCERT WITH IT - DISCLOSURE OF DEALINGS

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents *:-
(This field is to be used for the summary of the announcement)
Under Section 32(3) of the Malaysian Code on Take-Overs and Mergers, 1998 ("Code"), the persons listed therein are required to disclose the total number and price of all voting shares in Kuala Lumpur Kepong Berhad and LPF, which they have dealt in for their respective own account.

Attached is a letter dated 23 June 2008 to Bursa Malaysia Securities Berhad in relation to the disclosure of dealings in the shares of LPF by the persons set out in Section 32(3) of the Code, as required under the Code.

Announcement Details :-
(This field is for the details of the announcement, if applicable)

Attachment(s):- (please attach the attachments here)
Disclosure of Dealings (23 June 08).pdf

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

KUALA LUMPUR KEPONG BERHAD
(15043-V)
www.klk.com.my

FOR PUBLIC RELEASE

23 June 2008

To: Bursa Malaysia Securities Berhad
Attention: Mr. Inderjit Singh
(Fax : 03-2732 3263)

Securities Commission
Attention: En. Md Noor Abd Rahim
(Fax : 03-6201 5158)

TAKE-OVER OFFER BY ABLINGTON HOLDINGS SDN BHD ("AHSB") TO ACQUIRE THE REMAINING VOTING SHARES IN LADANG PERBADANAN-FIMA BERHAD ("LPF"), NOT ALREADY OWNED BY AHSB AND THE PERSONS ACTING IN CONCERT WITH IT - DISCLOSURE OF DEALINGS

Under Section 32(3) of the Malaysian Code on Take-Overs and Mergers, 1998 ("Code"), the persons listed therein are required to disclose the total number and price of all voting shares in Kuala Lumpur Kepong Berhad and LPF, which they have dealt in for their respective own account.

In accordance with Section 32(4) of the Code, we wish to announce that AHSB has dealt in the following shares for its own account:

Date	Counter	Transaction	Quantity	Average Price RM
20 June 2008	LPF	Buy	61,000	4.1764

Yours faithfully
KUALA LUMPUR KEPONG BERHAD

[Fan Chee Kum]
Company Secretary

c.c. The Editor, Business Times
(Fax No.: 03-2282 3001)

The Editor, The Star
(Fax No.: 03-7955 4039)

The Editor, Berita Harian
(Fax No.: 03-2282 2425)

The Editor, Utusan Malaysia
(Fax No.: 03-9223 6031 / 0957

The Editor, Nanyang Siang Pau
(Fax No.: 03-7872 6993 / 6800 / 6900)

Bernama (Fax No.: 03-2694 9636)

LJC/ska/LPF/ Disclosure of share/Latest

Wisma Taiko, 1 Jalan S.P. Seenivasagam, 30000 Ipoh, Perak Darul Ridzuan, Malaysia.

Form Version 2 0

General Announcement

Submitted by MB_CIMB4 on 23/06/2008 06:53:48 PM

Reference No MM-080623-67788

Submitting Merchant Bank (if applicable)	:	CIMB INVESTMENT BANK BERHAD
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	KUALA LUMPUR KEPONG BERHAD
* Stock name	:	KLK
* Stock code	:	2445
* Contact person	:	LENA BAN
* Designation	:	MANAGER

* Type : ● Announcement ○ Reply to query

* Subject :

KUALA LUMPUR KEPONG BERHAD ("KLK")

TAKE-OVER OFFER BY ABLINGTON HOLDINGS SDN BHD ("AHSB") TO ACQUIRE THE REMAINING VOTING SHARES OF LADANG PERBADANAN-FIMA BERHAD ("LPF" OR "COMPANY") ("LPF SHARES") NOT ALREADY OWNED BY AHSB AND THE PERSONS ACTING IN CONCERT ("PAC") WITH IT ("OFFER")

* **Contents :-**

On behalf of AHSB/KLK, we wish to announce that the closing date of the Offer has been further extended to **5.00 p.m. (Malaysian time) on Monday, 7 July 2008.** This will be the **final** extension of time to be granted.

The detailed disclosure on the shareholding position of AHSB and its PAC as at 5.00 p.m. on 23 June 2008, in accordance with the requirement of Section 25(1) of the Malaysian Code on Take-Overs and Mergers 1998, are set out in the attached letter to the Board of Directors of LPF.

On 27 May 2008, LPF announced a proposed final gross dividend of 10 sen per LPF Share (final net dividend of 7.4 sen per LPF Share)(**"Proposed Final Dividend"**) which will be tabled at the forthcoming Annual General Meeting of the Company to be held on 26 June 2008.

Section 2.1 of the Offer Document dated 8 May 2008 states the following:

"AHSB shall pay RM4.20 in cash for each LPF Share that a shareholder of LPF sells under the Offer.

If LPF declares any dividend and/or other distributions before the closing date of the Offer, and shareholders are entitled to retain such dividend and/or other distributions, AHSB will reduce the consideration for each LPF Share payable to a shareholder who accepts the Offer, by the quantum of the net dividend and/or other distributions per share that such accepting shareholder is entitled to retain."

As such, the following should be noted in the event the shareholders of LPF approve the Proposed Final Dividend:

(i) For any shareholder of LPF who decides to accept the Offer and transfers his LPF Shares to AHSB's Central Depository System (**"CDS"**) account cum-dividend, AHSB will pay that shareholder RM4.20 for each LPF Share; and

(ii) For any shareholder of LPF who decides to accept the Offer and transfers his LPF Shares to AHSB's CDS account ex-dividend, AHSB will pay that shareholder RM4.126 per LPF Share (being the offer price adjusted for the proposed final net dividend i.e. RM4.20 less 7.4 sen). The total cash consideration payable to shareholders of LPF who accept the Offer after adjusting for the Proposed Final Dividend, will be rounded down to the nearest whole sen.

CIMB Investment Bank Berhad (18417-M) Corporate Finance

Based on LPF's announcement dated 27 May 2008, the entitlement date for the Proposed Final Dividend is 2 July 2008. Therefore, any shareholder of LPF who accepts the Offer and transfers his LPF Shares to AHSB's CDS account before 4.00 p.m. on 2 July 2008 will be paid RM4.20 for each LPF Share. For any transfers effected thereafter, the offer price will be adjusted to RM4.126 per LPF Share.

(This announcement is dated 23 June 2008)

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

LPF-05(3rdextension).pd

CIMB

23 June 2008

By fax/hand

The Board of Directors
Ladang Perbadanan-Fima Berhad
No 10 Persiaran Gopeng Satu
31350 Ipoh
Perak Darul Ridzuan

Dear Sirs

TAKE-OVER OFFER BY ABLINGTON HOLDINGS SDN BHD ("AHSB") TO ACQUIRE THE REMAINING VOTING SHARES OF LADANG PERBADANAN-FIMA BERHAD ("LPF" OR "COMPANY") ("LPF SHARES") NOT ALREADY OWNED BY AHSB AND THE PERSONS ACTING IN CONCERT ("PAC") WITH IT ("OFFER")

We refer to our letter dated 9 June 2008 in relation to the extension of the closing date for the Offer to 5.00 p.m (Malaysian time) on Wednesday, 25 June 2008

On behalf of AHSB, we wish to inform that **the closing date for the Offer has been further extended to 5.00 p.m. (Malaysian time) on Monday, 7 July 2008.** Kindly note that this will be the final extension of time for acceptance.

All other terms and conditions of the Offer remain unchanged.

The total acceptances received and the number of LPF Shares held by AHSB and its PAC as at 5 00 p m. (Malaysian time) on 23 June 2008 are as follows:

	Number of LPF Shares	% of issued and paid-up share capital of LPF
LPF Shares held by AHSB and its PAC as at 8 May 2008, being the date of despatch of the Offer Document ("Posting Date")	59,498,100	52.05
LPF Shares for which acceptances have been received since the Posting Date	20,899,200	18 29
LPF Shares acquired by AHSB and its PAC since the Posting Date	2,244,000	1.96
LPF Shares held by AHSB and its PAC as at 23 June 2008	82,641,300	72 30

On 27 May 2008, LPF announced a proposed final gross dividend of 10 sen per LPF Share (final net dividend of 7.4 sen per LPF Share)(**"Proposed Final Dividend"**) which will be tabled at the forthcoming Annual General Meeting of the Company to be held on 26 June 2008.

CIMB Investment Bank Berhad (18417-M) Corporate Finance

CIMB Investment Bank Berhad (18417-M) ~~(formerly known as Commerce International Merchant Bankers Berhad)~~
(A Participating Organisation of Bursa Malaysia Securities Berhad)
10th Floor Bangunan CIMB Jalan Semantan Damansara Heights 50490 Kuala Lumpur P O Box 12352 50776 Kuala Lumpur Malaysia
Telephone (603) 2084 8888 Facsimile (603) 2084 8899 www.cimb.com

We wish to draw your attention to Section 2 1 of the Offer Document which states the following:

"AHSB shall pay RM4.20 in cash for each LPF Share that a shareholder of LPF sells under the Offer.

If LPF declares any dividend and/or other distributions before the closing date of the Offer, and shareholders are entitled to retain such dividend and/or other distributions, AHSB will reduce the consideration for each LPF Share payable to a shareholder who accepts the Offer, by the quantum of the net dividend and/or other distributions per share that such accepting shareholder is entitled to retain."

On behalf of AHSB, we wish to highlight the following in relation to the consideration for each LPF Share under the Offer ("Offer Price") should the shareholders of LPF approve the Proposed Final Dividend:

(i) For any shareholder of LPF who decides to accept the Offer and transfers his LPF Shares to AHSB's Central Depository System ("CDS") account cum-dividend, AHSB will pay that shareholder RM4 20 for each LPF Share; and

(ii) For any shareholder of LPF who decides to accept the Offer and transfers his LPF Shares to AHSB's CDS account ex-dividend, AHSB will pay that shareholder RM4 126 per LPF Share (being the Offer Price adjusted for the proposed final net dividend i e RM4.20 less 7 4 sen) The total cash consideration payable to shareholders who accept the Offer after adjusting for the Proposed Final Dividend, will be rounded down to the nearest whole sen

Based on LPF's announcement dated 27 May 2008, the entitlement date for the Proposed Final Dividend is 2 July 2008. Therefore, any shareholder of LPF who accepts the Offer and transfers his LPF Shares to AHSB's CDS account before 4 00 p m. on 2 July 2008 will be paid RM4 20 for each LPF Share For any transfers effected thereafter, the offer price will be adjusted to RM4 126 per LPF Share

Holders of LPF Shares who have yet to accept the Offer are advised to refer to the Offer Document for the terms and procedures for acceptance of the Offer, should they wish to accept the Offer, and to do so by 5.00 p.m. (Malaysian time) on Monday, 7 July 2008.

Should you have any queries, please contact us.

Yours faithfully
for CIMB Investment Bank Berhad

Low Eng Kia
Director
Corporate Finance

Kenneth Lee
Senior Manager
Corporate Finance

cc: *Mr Inderjit Singh - Bursa Malaysia Securities Berhad*
Encik Md Noor Abd Rahim - Securities Commission
The Editor - Business Times
The Editor - The Star
The Editor - Berita Harian
The Editor - Utusan Malaysia
The Editor - Nanyang Siang Pau
Bernama
Kuala Lumpur Kepong Berhad

CIMB Investment Bank Berhad (18417-M) Corporate Finance

BURSA MALAYSIA

SEC/US RECEIVED

2008 JUL 21 A 11:02

General Announcement

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **24/06/2008 07:55:31 AM**
Submitted by **KUALA LUMPUR KEPONG** on **24/06/2008 10:52:42 AM**
Reference No **KLK-080624-36CE5**
Form Version V3.0

Submitted

Company Information

Main Board/ Second Board Company
New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-241 7844
E-mail address	stanley.lim@klk.com.my

Type *	**Announcement**
Subject *:	TAKE-OVER OFFER BY ABLINGTON HOLDINGS SDN BHD ("AHSB") TO ACQUIRE THE REMAINING VOTING SHARES IN LADANG PERBADANAN-FIMA BERHAD ("LPF"), NOT ALREADY OWNED BY AHSB AND THE PERSONS ACTING IN CONCERT WITH IT - DISCLOSURE OF DEALINGS

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents *:-
(This field is to be used for the summary of the announcement)
Under Section 32(3) of the Malaysian Code on Take-Overs and Mergers, 1998 ("Code"), the persons listed therein are required to disclose the total number and price of all voting shares in Kuala Lumpur Kepong Berhad and LPF, which they have dealt in for their respective own account.

Attached is a letter dated 24 June 2008 to Bursa Malaysia Securities Berhad in relation to the disclosure of dealings in the shares of LPF by the persons set out in Section 32(3) of the Code, as required under the Code.

Announcement Details :-
(This field is for the details of the announcement, if applicable)

Attachment(s):- (please attach the attachments here)
Disclosure of Dealings (24 June 08).pdf

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

FOR PUBLIC RELEASE

24 June 2008

To: Bursa Malaysia Securities Berhad
Attention: Mr. Inderjit Singh
(Fax : 03-2732 3263)

Securities Commission
Attention: En. Md Noor Abd Rahim
(Fax : 03-6201 5158)

TAKE-OVER OFFER BY ABLINGTON HOLDINGS SDN BHD ("AHSB") TO ACQUIRE THE REMAINING VOTING SHARES IN LADANG PERBADANAN-FIMA BERHAD ("LPF"), NOT ALREADY OWNED BY AHSB AND THE PERSONS ACTING IN CONCERT WITH IT - DISCLOSURE OF DEALINGS

Under Section 32(3) of the Malaysian Code on Take-Overs and Mergers, 1998 ("Code"), the persons listed therein are required to disclose the total number and price of all voting shares in Kuala Lumpur Kepong Berhad and LPF, which they have dealt in for their respective own account.

In accordance with Section 32(4) of the Code, we wish to announce that AHSB has dealt in the following shares for its own account:

Date	Counter	Transaction	Quantity	Average Price RM
23 June 2008	LPF	Buy	3,000	4.16

Yours faithfully
KUALA LUMPUR KEPONG BERHAD

[Fan Chee Kum]
Company Secretary

c.c. The Editor, Business Times
(Fax No.: 03-2282 3001)

The Editor, The Star
(Fax No.: 03-7955 4039)

The Editor, Berita Harian
(Fax No.: 03-2282 2425)

The Editor, Utusan Malaysia
(Fax No.: 03-9223 6031 / 0957

The Editor, Nanyang Siang Pau
(Fax No.: 03-7872 6993 / 6800 / 6900)

Bernama (Fax No.: 03-2694 9636)

LJC/ska/LPF/ Disclosure of share/Latest

Wisma Taiko, 1 Jalan S.P. Seenivasagam, 30000 Ipoh, Perak Darul Ridzuan, Malaysia.
Tel: 605-2417844 Fax: 605 2535018 (Corporate)

SEC, US

BURSA MALAYSIA

General Announcement

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **25/06/2008 07:57:19 AM**
Submitted by **KUALA LUMPUR KEPONG** on **25/06/2008 10:35:13 AM**
Reference No **KLK-080625-39750**
Form Version V3.0

Submitted

Company Information

Main Board/ Second Board Company
New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-241 7844
E-mail address	stanley.lim@klk.com.my

Type *	**Announcement**
Subject *:	TAKE-OVER OFFER BY ABLINGTON HOLDINGS SDN BHD ("AHSB") TO ACQUIRE THE REMAINING VOTING SHARES IN LADANG PERBADANAN-FIMA BERHAD ("LPF"), NOT ALREADY OWNED BY AHSB AND THE PERSONS ACTING IN CONCERT WITH IT - DISCLOSURE OF DEALINGS

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents *:-
(This field is to be used for the summary of the announcement)
Under Section 32(3) of the Malaysian Code on Take-Overs and Mergers, 1998 ("Code"), the persons listed therein are required to disclose the total number and price of all voting shares in Kuala Lumpur Kepong Berhad and LPF, which they have dealt in for their respective own account.

Attached is a letter dated 25 June 2008 to Bursa Malaysia Securities Berhad in relation to the disclosure of dealings in the shares of LPF by the persons set out in Section 32(3) of the Code, as required under the Code.

Announcement Details :-
(This field is for the details of the announcement, if applicable)

Attachment(s):- (please attach the attachments here)
Disclosure of Dealings (25 June 08).pdf

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

KUALA LUMPUR KEPONG BERHAD
(15043-V)
www.klk.com.my

FOR PUBLIC RELEASE

25 June 2008

To: Bursa Malaysia Securities Berhad
Attention: Mr. Inderjit Singh
(Fax : 03-2732 3263)

Securities Commission
Attention: En. Md Noor Abd Rahim
(Fax : 03-6201 5158)

TAKE-OVER OFFER BY ABLINGTON HOLDINGS SDN BHD ("AHSB") TO ACQUIRE THE REMAINING VOTING SHARES IN LADANG PERBADANAN-FIMA BERHAD ("LPF"), NOT ALREADY OWNED BY AHSB AND THE PERSONS ACTING IN CONCERT WITH IT - DISCLOSURE OF DEALINGS

Under Section 32(3) of the Malaysian Code on Take-Overs and Mergers, 1998 ("Code"), the persons listed therein are required to disclose the total number and price of all voting shares in Kuala Lumpur Kepong Berhad and LPF, which they have dealt in for their respective own account.

In accordance with Section 32(4) of the Code, we wish to announce that AHSB has dealt in the following shares for its own account:

Date	Counter	Transaction	Quantity	Average Price RM
24 June 2008	LPF	Buy	1,000	4.18

Yours faithfully
KUALA LUMPUR KEPONG BERHAD

[J. C. Lim]
Company Secretary

c.c. The Editor, Business Times
(Fax No.: 03-2282 3001)

The Editor, The Star
(Fax No.: 03-7955 4039)

The Editor, Berita Harian
(Fax No.: 03-2282 2425)

The Editor, Utusan Malaysia
(Fax No.: 03-9223 6031 / 0957

The Editor, Nanyang Siang Pau
(Fax No.: 03-7872 6993 / 6800 / 6900)

Bernama (Fax No.: 03-2694 9636)

LJC/ska/LPF/ Disclosure of share/Latest

BURSA MALAYSIA

General Announcement

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **26/06/2008 05:00:33 PM**
Submitted by **KUALA LUMPUR KEPONG** on **26/06/2008 05:03:33 PM**
Reference No **KLK-080626-17D6D**
Form Version V3.0

Submitted

Company Information

Main Board/ Second Board Company
New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-241 7844
E-mail address	stanley.lim@klk.com.my

Type *	**Announcement**
Subject *:	STRIKING-OFF OF A KLK SUBSIDIARY: WINDHAM TOILETRIES LIMITED ("WINDHAM")

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents *:-
(This field is to be used for the summary of the announcement)
Windham, a dormant company incorporated in England, has applied to the Companies House, London, United Kingdom to strike off its name from the register of the companies. We have received confirmation that the striking-off process has been completed. Arising from this, Windham ceased as a subsidiary of KLK.

The striking-off of Windham will not have any financial impact on KLK Group for the financial year ending 30 September 2008.

Announcement Details :-
(This field is for the details of the announcement, if applicable)

Attachment(s):- (please attach the attachments here)
- No Attachement Found -

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

3

BURSA MALAYSIA

SEC/US

General Announcement

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **30/06/2008 08:04:25 AM**
Submitted by **KUALA LUMPUR KEPONG** on **30/06/2008 11:42:07 AM**
Reference No **KLK-080630-067B2**
Form Version V3.0

Submitted

Company Information

Main Board/ Second Board Company
New Announcement

Submitting Investment Bank/Advisor (if applicable)

Submitting Secretarial Firm (if applicable)

*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-241 7844
E-mail address	stanley.lim@klk.com.my

2008 JUL 21 A 11:12

Type * **Announcement**

Subject *: TAKE-OVER OFFER BY ABLINGTON HOLDINGS SDN BHD ("AHSB") TO ACQUIRE THE REMAINING VOTING SHARES IN LADANG PERBADANAN-FIMA BERHAD ("LPF"), NOT ALREADY OWNED BY AHSB AND THE PERSONS ACTING IN CONCERT WITH IT
- DISCLOSURE OF DEALINGS

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents *:-
(This field is to be used for the summary of the announcement)
Under Section 32(3) of the Malaysian Code on Take-Overs and Mergers, 1998 ("Code"), the persons listed therein are required to disclose the total number and price of all voting shares in Kuala Lumpur Kepong Berhad and LPF, which they have dealt in for their respective own account.

Attached is a letter dated 30 June 2008 to Bursa Malaysia Securities Berhad in relation to the disclosure of dealings in the shares of LPF by the persons set out in Section 32(3) of the Code, as required under the Code.

Announcement Details :-
(This field is for the details of the announcement, if applicable)

Attachment(s):- (please attach the attachments here)
Disclosure of Dealings (30 June 08).pdf

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

KUALA LUMPUR KEPONG BERHAD

(15043-V)
www.klk.com.my

FOR PUBLIC RELEASE

30 June 2008

To: Bursa Malaysia Securities Berhad
Attention: Mr. Inderjit Singh
(Fax : 03-2732 3263)

Securities Commission
Attention: En. Md Noor Abd Rahim
(Fax : 03-6201 5158)

TAKE-OVER OFFER BY ABLINGTON HOLDINGS SDN BHD ("AHSB") TO ACQUIRE THE REMAINING VOTING SHARES IN LADANG PERBADANAN-FIMA BERHAD ("LPF"), NOT ALREADY OWNED BY AHSB AND THE PERSONS ACTING IN CONCERT WITH IT - DISCLOSURE OF DEALINGS

Under Section 32(3) of the Malaysian Code on Take-Overs and Mergers, 1998 ("Code"), the persons listed therein are required to disclose the total number and price of all voting shares in Kuala Lumpur Kepong Berhad and LPF, which they have dealt in for their respective own account.

In accordance with Section 32(4) of the Code, we wish to announce that AHSB has dealt in the following shares for its own account:

Date	Counter	Transaction	Quantity	Average Price RM
27 June 2008	LPF	Buy	3,000	4.16

Yours faithfully
KUALA LUMPUR KEPONG BERHAD

[Fan Chee Kum]
Company Secretary

c.c. The Editor, Business Times
(Fax No.: 03-2282 3001)

The Editor, The Star
(Fax No.: 03-7955 4039)

The Editor, Berita Harian
(Fax No.: 03-2282 2425)

The Editor, Utusan Malaysia
(Fax No.: 03-9223 6031 / 0957

The Editor, Nanyang Siang Pau
(Fax No.: 03-7872 6993 / 6800 / 6900)

Bernama (Fax No.: 03-2694 9636)

LJC/ska/LPF/ Disclosure of share/Latest

SEC, US

BURSA MALAYSIA

General Announcement

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **30/06/2008 10:59:21 AM**
Submitted by **KUALA LUMPUR KEPONG** on **30/06/2008 05:02:31 PM**
Reference No **KLK-080630-06BBF**
Form Version V3.0

Submitted

Company Information

Main Board/ Second Board Company
New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-241 7844
E-mail address	stanley.lim@klk.com.my

2008 JUL 21 A

Type *	**Announcement**
Subject *:	KUALA LUMPUR KEPONG BERHAD ("KLK") ACQUISITION OF THE ENTIRE EQUITY INTEREST OF SHANGHAI JINSHAN JINWEI CHEMICAL COMPANY LIMITED ("SJJC")

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents *:-
(This field is to be used for the summary of the announcement)
We refer to our earlier announcement on 16 November 2007, and wish to advise that KLK's acquisition of the entire equity interest in SJJC has been completed. Arising from this, SJJC is now a subsidiary of KLK.

Announcement Details :-
(This field is for the details of the announcement, if applicable)

Attachment(s):- (please attach the attachments here)
- No Attachement Found -

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

3

BURSA MALAYSIA

SEC, us

General Announcement

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **01/07/2008 08:03:28 AM**
Submitted by **KUALA LUMPUR KEPONG** on **01/07/2008 10:51:23 AM**
Reference No **KLK-080701-05140**
Form Version V3.0

Submitted

Company Information

Main Board/ Second Board Company
New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-241 7844
E-mail address	stanley.lim@klk.com.my

Type *	**Announcement**
Subject *:	TAKE-OVER OFFER BY ABLINGTON HOLDINGS SDN BHD ("AHSB") TO ACQUIRE THE REMAINING VOTING SHARES IN LADANG PERBADANAN-FIMA BERHAD ("LPF"), NOT ALREADY OWNED BY AHSB AND THE PERSONS ACTING IN CONCERT WITH IT - DISCLOSURE OF DEALINGS

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents *:-
(This field is to be used for the summary of the announcement)
Under Section 32(3) of the Malaysian Code on Take-Overs and Mergers, 1998 ("Code"), the persons listed therein are required to disclose the total number and price of all voting shares in Kuala Lumpur Kepong Berhad and LPF, which they have dealt in for their respective own account.

Attached is a letter dated 1 July 2008 to Bursa Malaysia Securities Berhad in relation to the disclosure of dealings in the shares of LPF by the persons set out in Section 32(3) of the Code, as required under the Code.

Announcement Details :-
(This field is for the details of the announcement, if applicable)

Attachment(s):- (please attach the attachments here)
Disclosure of Dealings (1 July 08).pdf

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

KUALA LUMPUR KEPONG BERHAD

(15043-V)

www.klk.com.my

FOR PUBLIC RELEASE

1 July 2008

To: Bursa Malaysia Securities Berhad
Attention: Mr. Inderjit Singh
(Fax : 03-2732 3263)

Securities Commission
Attention: En. Md Noor Abd Rahim
(Fax : 03-6201 5158)

TAKE-OVER OFFER BY ABLINGTON HOLDINGS SDN BHD ("AHSB") TO ACQUIRE THE REMAINING VOTING SHARES IN LADANG PERBADANAN-FIMA BERHAD ("LPF"), NOT ALREADY OWNED BY AHSB AND THE PERSONS ACTING IN CONCERT WITH IT - DISCLOSURE OF DEALINGS

Under Section 32(3) of the Malaysian Code on Take-Overs and Mergers, 1998 ("Code"), the persons listed therein are required to disclose the total number and price of all voting shares in Kuala Lumpur Kepong Berhad and LPF, which they have dealt in for their respective own account.

In accordance with Section 32(4) of the Code, we wish to announce that AHSB has dealt in the following shares for its own account:

Date	Counter	Transaction	Quantity	Average Price RM
30 June 2008	LPF	Buy	3,000	4.10

Yours faithfully
KUALA LUMPUR KEPONG BERHAD

[J. C. Lim]
Company Secretary

c.c. The Editor, Business Times
(Fax No.: 03-2282 3001)

The Editor, The Star
(Fax No.: 03-7955 4039)

The Editor, Berita Harian
(Fax No.: 03-2282 2425)

The Editor, Utusan Malaysia
(Fax No.: 03-9223 6031 / 0957

The Editor, Nanyang Siang Pau
(Fax No.: 03-7872 6993 / 6800 / 6900)

Bernama (Fax No.: 03-2694 9636)

LJC/ska/LPF/ Disclosure of share/Latest

Wisma Taiko, 1 Jalan S.P. Seenivasagam, 30000 Ipoh, Perak Darul Ridzuan, Malaysia.
Tel: 605-2417844 Fax: 605-2535018 (Corporate)

sec MS

BURSA MALAYSIA

General Announcement

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **02/07/2008 07:53:23 AM**
Submitted by **KUALA LUMPUR KEPONG** on **02/07/2008 11:03:32 AM**
Reference No **KLK-080702-33AEA**
Form Version V3.0

Submitted

Company Information

Main Board/ Second Board Company
New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-241 7844
E-mail address	stanley.lim@klk.com.my

2008 JUL 21 A 11:22

Type *	**Announcement**
Subject *:	TAKE-OVER OFFER BY ABLINGTON HOLDINGS SDN BHD ("AHSB") TO ACQUIRE THE REMAINING VOTING SHARES IN LADANG PERBADANAN-FIMA BERHAD ("LPF"), NOT ALREADY OWNED BY AHSB AND THE PERSONS ACTING IN CONCERT WITH IT - DISCLOSURE OF DEALINGS

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents *:-
(This field is to be used for the summary of the announcement)
Under Section 32(3) of the Malaysian Code on Take-Overs and Mergers, 1998 ("Code"), the persons listed therein are required to disclose the total number and price of all voting shares in Kuala Lumpur Kepong Berhad and LPF, which they have dealt in for their respective own account.

Attached is a letter dated 2 July 2008 to Bursa Malaysia Securities Berhad in relation to the disclosure of dealings in the shares of LPF by the persons set out in Section 32(3) of the Code, as required under the Code.

Announcement Details :-
(This field is for the details of the announcement, if applicable)

Attachment(s):- (please attach the attachments here)
Disclosure of Dealings (2 July 08).pdf

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

3

KUALA LUMPUR KEPONG BERHAD

(15043-V)
www.klk.com.my

FOR PUBLIC RELEASE

2 July 2008

To: Bursa Malaysia Securities Berhad
Attention: Mr. Inderjit Singh
(Fax : 03-2732 3263)

Securities Commission
Attention: En. Md Noor Abd Rahim
(Fax : 03-6201 5158)

TAKE-OVER OFFER BY ABLINGTON HOLDINGS SDN BHD ("AHSB") TO ACQUIRE THE REMAINING VOTING SHARES IN LADANG PERBADANAN-FIMA BERHAD ("LPF"), NOT ALREADY OWNED BY AHSB AND THE PERSONS ACTING IN CONCERT WITH IT - DISCLOSURE OF DEALINGS

Under Section 32(3) of the Malaysian Code on Take-Overs and Mergers, 1998 ("Code"), the persons listed therein are required to disclose the total number and price of all voting shares in Kuala Lumpur Kepong Berhad and LPF, which they have dealt in for their respective own account.

In accordance with Section 32(4) of the Code, we wish to announce that AHSB has dealt in the following shares for its own account:

Date	Counter	Transaction	Quantity	Average Price RM
1 July 2008	LPF	Buy	9,000	4.10

Yours faithfully
KUALA LUMPUR KEPONG BERHAD

[J. C. Lim]
Company Secretary

c.c. The Editor, Business Times
(Fax No.: 03-2282 3001)

The Editor, The Star
(Fax No.: 03-7955 4039)

The Editor, Berita Harian
(Fax No.: 03-2282 2425)

The Editor, Utusan Malaysia
(Fax No.: 03-9223 6031 / 0957

The Editor, Nanyang Siang Pau
(Fax No.: 03-7872 6993 / 6800 / 6900)

Bernama (Fax No.: 03-2694 9636)

LJC/ska/LPF/ Disclosure of share/Latest

SE 6 US

BURSA MALAYSIA

General Announcement

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **03/07/2008 07:53:00 AM**
Submitted by **KUALA LUMPUR KEPONG** on **03/07/2008 11:13:48 AM**
Reference No **KLK-080703-331F7**
Form Version V3.0

Submitted

Company Information

Main Board/ Second Board Company
New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-241 7844
E-mail address	stanley.lim@klk.com.my

2008 JUL 21 A 11:12

Type *	**Announcement**
Subject *:	TAKE-OVER OFFER BY ABLINGTON HOLDINGS SDN BHD ("AHSB") TO ACQUIRE THE REMAINING VOTING SHARES IN LADANG PERBADANAN-FIMA BERHAD ("LPF"), NOT ALREADY OWNED BY AHSB AND THE PERSONS ACTING IN CONCERT WITH IT - DISCLOSURE OF DEALINGS

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents *:-
(This field is to be used for the summary of the announcement)
Under Section 32(3) of the Malaysian Code on Take-Overs and Mergers, 1998 ("Code"), the persons listed therein are required to disclose the total number and price of all voting shares in Kuala Lumpur Kepong Berhad and LPF, which they have dealt in for their respective own account.

Attached is a letter dated 3 July 2008 to Bursa Malaysia Securities Berhad in relation to the disclosure of dealings in the shares of LPF by the persons set out in Section 32(3) of the Code, as required under the Code.

Announcement Details :-
(This field is for the details of the announcement, if applicable)

Attachment(s):- (please attach the attachments here)
Disclosure of Dealings (3 July 08).pdf

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

3

KUALA LUMPUR KEPONG BERHAD
(15043-V)
www.klk.com.my

FOR PUBLIC RELEASE

3 July 2008

To: Bursa Malaysia Securities Berhad
Attention: Mr. Inderjit Singh
(Fax : 03-2732 3263)

Securities Commission
Attention: En. Md Noor Abd Rahim
(Fax : 03-6201 5158)

TAKE-OVER OFFER BY ABLINGTON HOLDINGS SDN BHD ("AHSB") TO ACQUIRE THE REMAINING VOTING SHARES IN LADANG PERBADANAN-FIMA BERHAD ("LPF"), NOT ALREADY OWNED BY AHSB AND THE PERSONS ACTING IN CONCERT WITH IT - DISCLOSURE OF DEALINGS

Under Section 32(3) of the Malaysian Code on Take-Overs and Mergers, 1998 ("Code"), the persons listed therein are required to disclose the total number and price of all voting shares in Kuala Lumpur Kepong Berhad and LPF, which they have dealt in for their respective own account.

In accordance with Section 32(4) of the Code, we wish to announce that AHSB has dealt in the following shares for its own account:

Date	Counter	Transaction	Quantity	Average Price RM
2 July 2008	LPF	Buy	7,000	4.10

Yours faithfully
KUALA LUMPUR KEPONG BERHAD

[J. C. Lim]
Company Secretary

c.c. The Editor, Business Times
(Fax No.: 03-2282 3001)

The Editor, The Star
(Fax No.: 03-7955 4039)

The Editor, Berita Harian
(Fax No.: 03-2282 2425)

The Editor, Utusan Malaysia
(Fax No.: 03-9223 6031 / 0957

The Editor, Nanyang Siang Pau
(Fax No.: 03-7872 6993 / 6800 / 6900)

Bernama (Fax No.: 03-2694 9636)

LJC/ska/LPF/ Disclosure of share/Latest

BURSA MALAYSIA

General Announcement

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **05/07/2008 08:29:32 AM**
Submitted by **KUALA LUMPUR KEPONG** on **07/07/2008 10:46:50 AM**
Reference No **KLK-080705-2B428**
Form Version V3.0

Submitted

Company Information

Main Board/ Second Board Company
New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-241 7844
E-mail address	stanley.lim@klk.com.my

Type *	**Announcement**
Subject *:	TAKE-OVER OFFER BY ABLINGTON HOLDINGS SDN BHD ("AHSB") TO ACQUIRE THE REMAINING VOTING SHARES IN LADANG PERBADANAN-FIMA BERHAD ("LPF"), NOT ALREADY OWNED BY AHSB AND THE PERSONS ACTING IN CONCERT WITH IT - DISCLOSURE OF DEALINGS

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents *:-
(This field is to be used for the summary of the announcement)
Under Section 32(3) of the Malaysian Code on Take-Overs and Mergers, 1998 ("Code"), the persons listed therein are required to disclose the total number and price of all voting shares in Kuala Lumpur Kepong Berhad and LPF, which they have dealt in for their respective own account.

Attached is a letter dated 7 July 2008 to Bursa Malaysia Securities Berhad in relation to the disclosure of dealings in the shares of LPF by the persons set out in Section 32(3) of the Code, as required under the Code.

Announcement Details :-
(This field is for the details of the announcement, if applicable)

Attachment(s):- (please attach the attachments here)
Disclosure of Dealings (7 July 08).pdf

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

3

KUALA LUMPUR KEPONG BERHAD
(15043-V)
www.klk.com.my

FOR PUBLIC RELEASE

7 July 2008

To: Bursa Malaysia Securities Berhad
Attention: Mr. Inderjit Singh
(Fax : 03-2732 3263)

Securities Commission
Attention: En. Md Noor Abd Rahim
(Fax : 03-6201 5158)

TAKE-OVER OFFER BY ABLINGTON HOLDINGS SDN BHD ("AHSB") TO ACQUIRE THE REMAINING VOTING SHARES IN LADANG PERBADANAN-FIMA BERHAD ("LPF"), NOT ALREADY OWNED BY AHSB AND THE PERSONS ACTING IN CONCERT WITH IT - DISCLOSURE OF DEALINGS

Under Section 32(3) of the Malaysian Code on Take-Overs and Mergers, 1998 ("Code"), the persons listed therein are required to disclose the total number and price of all voting shares in Kuala Lumpur Kepong Berhad and LPF, which they have dealt in for their respective own account.

In accordance with Section 32(4) of the Code, we wish to announce that AHSB has dealt in the following shares for its own account:

Date	Counter	Transaction	Quantity	Average Price RM
4 July 2008	LPF	Buy	22,000	4.10

Yours faithfully
KUALA LUMPUR KEPONG BERHAD

[Fan Chee Kum]
Company Secretary

c.c. The Editor, Business Times
(Fax No.: 03-2282 3001)

The Editor, The Star
(Fax No.: 03-7955 4039)

The Editor, Berita Harian
(Fax No.: 03-2282 2425)

The Editor, Utusan Malaysia
(Fax No.: 03-9223 6031 / 0957

The Editor, Nanyang Siang Pau
(Fax No.: 03-7872 6993 / 6800 / 6900)

Bernama (Fax No.: 03-2694 9636)

LJC/ska/LPF/ Disclosure of share/Latest

BURSA MALAYSIA

General Announcement

Initiated by MB_CIMB on 07/07/2008 06:32:27 PM
Submitted by MB_CIMB on 07/07/2008 07:06:45 PM
Reference No MM-080707-66747
Form Version V3.0

Submitted

Company Information

Main Board/ Second Board Company
New Announcement

Submitting Investment Bank/Advisor (if applicable)	CIMB INVESTMENT BANK BERHAD
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	LENA BAN
*** Designation**	MANAGER
*** Contact number**	03-2084 8895
E-mail address	lena.ban@cimb.com

Type *	**Announcement**
Subject *:	KUALA LUMPUR KEPONG BERHAD TAKE-OVER OFFER BY ABLINGTON HOLDINGS SDN BHD ("AHSB") TO ACQUIRE THE REMAINING VOTING SHARES OF LADANG PERBADANAN-FIMA BERHAD ("LPF") ("LPF SHARES") NOT ALREADY OWNED BY AHSB AND THE PERSONS ACTING IN CONCERT ("PAC") WITH IT ("OFFER")

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents *:-
(This field is to be used for the summary of the announcement)
Attached is a letter dated 7 July 2008 to Bursa Malaysia Securities Berhad in relation to the total acceptances received under the Offer and the number of LPF Shares held by AHSB and its PAC as at the closing date of the Offer at 5.00 p.m. (Malaysian time) on 7 July 2008.

(This announcement is dated 7 July 2008)

Announcement Details :-
(This field is for the details of the announcement, if applicable)

CIMB INVESTMENT BANK BERHAD 18417-M

Attachment(s):- (please attach the attachments here)
Closing - 070708.pdf

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

CIMB

FOR IMMEDIATE RELEASE

7 July 2008

By fax/hand

Bursa Malaysia Securities Berhad
14th Floor, Exchange Square
Bukit Kewangan
50200 Kuala Lumpur

Attention: Mr Inderjit Singh

Dear Sirs

TAKE-OVER OFFER BY ABLINGTON HOLDINGS SDN BHD ("AHSB") TO ACQUIRE THE REMAINING VOTING SHARES OF LADANG PERBADANAN-FIMA BERHAD ("LPF") ("LPF SHARES") NOT ALREADY OWNED BY AHSB AND THE PERSONS ACTING IN CONCERT ("PAC") WITH IT ("OFFER")

On behalf of AHSB, we wish to inform Bursa Malaysia Securities Berhad ("**Bursa Securities**") that the Offer has closed at 5.00 p m (Malaysian time) on 7 July 2008 ("**Closing Date**") The total acceptances received and the number of LPF Shares held by AHSB and its PAC as at the Closing Date are as follows:

	Number of LPF Shares	% of issued and paid-up share capital of LPF
LPF Shares held by AHSB and its PAC as at 8 May 2008, being the date of despatch of the Offer Document ("**Posting Date**")	59,498,100	52.05
LPF Shares for which acceptances have been received since the Posting Date	49,745,700	43 53
LPF Shares acquired by AHSB and its PAC since the Posting Date	2,300,300	2.01
LPF Shares held by AHSB and its PAC as at 7 July 2008	111,544,100	97.59

As AHSB has received valid acceptances for at least 90% in nominal value of the LPF Shares under the Offer (other than LPF Shares already held by AHSB and its PAC or by a nominee or a related corporation of AHSB at the Posting Date), AHSB can and will (within 2 months from 7 July 2008) proceed to invoke Section 34 of the Securities Commission Act, 1993 to compulsorily acquire any remaining LPF Shares for which acceptances have not been received

CIMB INVESTMENT BANK BERHAD 18417-M

CIMB Investment Bank Berhad (18417-M) ~~(formerly known as Commerce International Merchant Bankers Berhad)~~
(A Participating Organisation of Bursa Malaysia Securities Berhad)
10th Floor Bangunan CIMB Jalan Semantan Damansara Heights 50490 Kuala Lumpur P O Box 12362 50776 Kuala Lumpur Malaysia
Telephone (603) 2084 8888 Facsimile (603) 2084 8899 www.cimb.com

Should you have any queries, please contact us

Yours faithfully
for CIMB Investment Bank Berhad

Low Eng Kiat
Director
Corporate Finance

Kenneth Lee
Senior Manager
Corporate Finance

cc *Encik Md Noor Abd Rahim - Securities Commission*
The Editor - Business Times
The Editor - The Star
The Editor - Berita Harian
The Editor - Utusan Malaysia
The Editor - Nanyang Siang Pau
Bernama
Kuala Lumpur Kepong Berhad

CIMB INVESTMENT BANK BERHAD
18417-M

BURSA MALAYSIA

General Announcement

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **08/07/2008 08:12:40 AM**
Submitted by **KUALA LUMPUR KEPONG** on **08/07/2008 10:49:12 AM**
Reference No **KLK-080708-128EB**
Form Version V3.0

Submitted

Company Information

Main Board/ Second Board Company

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-241 7844
E-mail address	stanley.lim@klk.com.my

Type *	**Announcement**
Subject *:	TAKE-OVER OFFER BY ABLINGTON HOLDINGS SDN BHD ("AHSB") TO ACQUIRE THE REMAINING VOTING SHARES IN LADANG PERBADANAN-FIMA BERHAD ("LPF"), NOT ALREADY OWNED BY AHSB AND THE PERSONS ACTING IN CONCERT WITH IT - DISCLOSURE OF DEALINGS

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents *:-
(This field is to be used for the summary of the announcement)
Under Section 32(3) of the Malaysian Code on Take-Overs and Mergers, 1998 ("Code"), the persons listed therein are required to disclose the total number and price of all voting shares in Kuala Lumpur Kepong Berhad and LPF, which they have dealt in for their respective own account.

Attached is a letter dated 8 July 2008 to Bursa Malaysia Securities Berhad in relation to the disclosure of dealings in the shares of LPF by the persons set out in Section 32(3) of the Code, as required under the Code.

Announcement Details :-
(This field is for the details of the announcement, if applicable)

Attachment(s):- (please attach the attachments here)
Disclosure of Dealings (8 July 08).pdf

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

3

KUALA LUMPUR KEPONG BERHAD

(15043-V)
www.klk.com.my

FOR PUBLIC RELEASE

8 July 2008

To: Bursa Malaysia Securities Berhad
Attention: Mr. Inderjit Singh
(Fax : 03-2732 3263)

Securities Commission
Attention: En. Md Noor Abd Rahim
(Fax : 03-6201 5158)

TAKE-OVER OFFER BY ABLINGTON HOLDINGS SDN BHD ("AHSB") TO ACQUIRE THE REMAINING VOTING SHARES IN LADANG PERBADANAN-FIMA BERHAD ("LPF"), NOT ALREADY OWNED BY AHSB AND THE PERSONS ACTING IN CONCERT WITH IT - DISCLOSURE OF DEALINGS

Under Section 32(3) of the Malaysian Code on Take-Overs and Mergers, 1998 ("Code"), the persons listed therein are required to disclose the total number and price of all voting shares in Kuala Lumpur Kepong Berhad and LPF, which they have dealt in for their respective own account.

In accordance with Section 32(4) of the Code, we wish to announce that AHSB has dealt in the following shares for its own account:

Date	Counter	Transaction	Quantity	Average Price RM
7 July 2008	LPF	Buy	11,300	4.10

Yours faithfully
KUALA LUMPUR KEPONG BERHAD

[Fan Chee Kum]
Company Secretary

c.c. The Editor, Business Times
(Fax No.: 03-2282 3001)

The Editor, The Star
(Fax No.: 03-7955 4039)

The Editor, Berita Harian
(Fax No.: 03-2282 2425)

The Editor, Utusan Malaysia
(Fax No.: 03-9223 6031 / 0957

The Editor, Nanyang Siang Pau
(Fax No.: 03-7872 6993 / 6800 / 6900)

Bernama (Fax No.: 03-2694 9636)

LJC/ska/LPF/ Disclosure of share/Latest

BURSA MALAYSIA

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **03/06/2008 12:49:36 PM**
Submitted by **KUALA LUMPUR KEPONG** on **03/06/2008 04:01:40 PM**
Reference No **KLK-080603-A837C**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPT ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
*Acquired	*28/05/2008	*372,600	

Circumstances by reason of which change has occurred *	Purchase of shares on open market
Nature of interest *	Direct
Direct (units)	111,151,900
Direct (%)	10.44
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	
Total no of securities after change *	111,151,900
Date of notice *	28/05/2008

SEC, US

BURSA MALAYSIA

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **05/06/2008 11:29:11 AM**
Submitted by **KUALA LUMPUR KEPONG** on **05/06/2008 12:15:11 PM**
Reference No **KLK-080605-326C7**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPT ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
*Acquired	*29/05/2008	*748,900	
Disposed	29/05/2008	921,900	
Acquired	29/05/2008	100,000	
Acquired	30/05/2008	276,700	
Disposed	30/05/2008	1,097,100	
Acquired	30/05/2008	284,300	

Circumstances by reason of which change has occurred *	Purchase of shares on open market, Sales of equity and Purchase of shares managed by Portfolio Manager
Nature of interest *	Direct
Direct (units)	110,542,800
Direct (%)	10.38
Indirect/deemed interest (units)	

Indirect/deemed interest (%)	
Total no of securities after change *	110,542,800
Date of notice *	30/05/2008
Remarks	
	fsc

SEC, US

BURSA MALAYSIA

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **11/06/2008 09:40:11 AM**
Submitted by **KUALA LUMPUR KEPONG** on **11/06/2008 04:35:57 PM**
Reference No **KLK-080611-92C59**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPT ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
*Acquired	*02/06/2008	*1,000,000	
Disposed	02/06/2008	408,700	
Acquired	03/06/2008	706,800	

Circumstances by reason of which change has occurred *	Purchase of shares on open market and Sales of equity
Nature of interest *	Direct
Direct (units)	111,840,900
Direct (%)	10.5
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	

Total no of securities after change *	111,840,900
Date of notice *	03/06/2008
Remarks	fsc

BURSA MALAYSIA

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **11/06/2008 03:26:22 PM**
Submitted by **KUALA LUMPUR KEPONG** on **11/06/2008 04:35:57 PM**
Reference No **KLK-080611-8DDE2**
Form Version V3.0

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPT ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
*Acquired	*04/06/2008	*969,800	
Acquired	05/06/2008	1,503,700	
Acquired	05/06/2008	100,000	
Acquired	05/06/2008	50,000	
Disposed	05/06/2008	131,000	
Acquired	05/06/2008	130,000	
Acquired	05/06/2008	70,000	

Circumstances by reason of which change has occurred *	Purchase of shares on open market, Purchase of shares managed by Portfolio Manager and Sales of equity managed by Portfolio Manager
Nature of interest *	Direct
Direct (units)	114,533,400
Direct (%)	10.75
Indirect/deemed interest (units)	

Indirect/deemed interest (%)	
Total no of securities after change *	114,533,400
Date of notice *	05/06/2008
Remarks	
	fsc

BURSA MALAYSIA

2008 JUL 21 A 11: 72

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **13/06/2008 12:27:27 PM**
Submitted by **KUALA LUMPUR KEPONG** on **13/06/2008 02:38:56 PM**
Reference No **KLK-080613-87CAA**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPT ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
*Acquired	*06/06/2008	*100,000	
Acquired	06/06/2008	50,000	
Acquired	09/06/2008	80,000	

Circumstances by reason of which change has occurred *	Purchase of shares managed by Portfolio Manager and Purchase of shares on open market
Nature of interest *	Direct
Direct (units)	114,763,400
Direct (%)	10.78
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	

Total no of securities after change *	114,763,400
Date of notice *	09/06/2008
Remarks	
	fsc

BURSA MALAYSIA

SEC / US
[illegible]

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

JUL 21 A 11:12

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **17/06/2008 03:40:11 PM**
Submitted by **KUALA LUMPUR KEPONG** on **17/06/2008 04:45:06 PM**
Reference No **KLK-080617-A2182**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPT ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
*Acquired	*10/06/2008	*1,081,500	
Disposed	10/06/2008	106,000	
Disposed	10/06/2008	50,000	
Acquired	10/06/2008	30,000	
Acquired	11/06/2008	589,300	
Disposed	11/06/2008	53,500	

Circumstances by reason of which change has occurred *	Purchase of shares on open market, Sales of equity, Sales of equity managed by Portfolio Manager and Purchase of shares managed by Portfolio Manager
Nature of interest *	Direct
Direct (units)	116,254,700
Direct (%)	10.92
Indirect/deemed interest (units)	

Indirect/deemed interest (%)	
Total no of securities after change *	116,254,700
Date of notice *	11/06/2008
Remarks	
	fsc

SEC,US

BURSA MALAYSIA

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **19/06/2008 03:46:13 PM**
Submitted by **KUALA LUMPUR KEPONG** on **19/06/2008 04:26:14 PM**
Reference No **KLK-080619-AAF18**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

<u>**Particulars of substantial Securities Holder**</u>

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPT ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

<u>**Details of changes**</u>

Type of transaction	Date of change	No of securities	Price transacted (RM)
*Acquired	*09/06/2008	*70,000	
Acquired	12/06/2008	1,220,000	
Disposed	12/06/2008	412,000	
Acquired	13/06/2008	611,300	
Disposed	13/06/2008	845,000	
Disposed	13/06/2008	50,000	
Disposed	13/06/2008	50,000	

Circumstances by reason of which change has occurred *	Purchase of shares managed by Portfolio Manager, Purchase of shares on open market, Sales of equity and Sales of equity managed by Portfolio Manager
Nature of interest *	Direct
Direct (units)	116,799,000
Direct (%)	10.97
Indirect/deemed interest (units)	

Indirect/deemed interest (%)	
Total no of securities after change *	116,799,000
Date of notice *	13/06/2008
Remarks	
	fsc

BURSA MALAYSIA

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **21/06/2008 12:08:38 PM**
Submitted by **KUALA LUMPUR KEPONG** on **23/06/2008 09:29:41 AM**
Reference No **KLK-080621-6C38E**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPT ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
*Acquired	*16/06/2008	*227,500	
Disposed	16/06/2008	214,400	
Disposed	17/06/2008	1,000,000	

Circumstances by reason of which change has occurred *	Purchase of shares on open market and Sales of equity
Nature of interest *	Direct
Direct (units)	115,812,100
Direct (%)	10.87
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	

Total no of securities after change *	115,812,100
Date of notice *	17/06/2008
Remarks	fsc

BURSA MALAYSIA

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **25/06/2008 11:46:16 AM**
Submitted by **KUALA LUMPUR KEPONG** on **25/06/2008 02:39:04 PM**
Reference No **KLK-080625-4B71B**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPT ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
*Acquired	*18/06/2008	*171,100	
Acquired	19/06/2008	411,300	
Acquired	19/06/2008	217,300	
Disposed	19/06/2008	150,000	

Circumstances by reason of which change has occurred *	Purchase of shares on open market, Purchase of shares managed by Portfolio Manager and Sales of equity managed by Portfolio Manager
Nature of interest *	Direct
Direct (units)	116,461,800
Direct (%)	10.94
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	

Total no of securities after change *	116,461,800
Date of notice *	19/06/2008
Remarks	
	fsc

SEC, US

BURSA MALAYSIA

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **27/06/2008 02:45:51 PM**
Submitted by **KUALA LUMPUR KEPONG** on **27/06/2008 03:20:59 PM**
Reference No **KLK-080627-5286B**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPT ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
*Acquired	*20/06/2008	*398,600	
Acquired	23/06/2008	195,300	
Disposed	23/06/2008	200,000	
Disposed	23/06/2008	50,000	

Circumstances by reason of which change has occurred *	Purchase of shares on open market, Sales of equity and Sales of equity managed by Portfolio Manager
Nature of interest *	Direct
Direct (units)	116,805,700
Direct (%)	10.97
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	

Total no of securities after change *	116,805,700
Date of notice *	23/06/2008
Remarks	
	fsc

BURSA MALAYSIA

SEC/US RECEIVED

2008 JUL 21 A 11:12

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **01/07/2008 12:43:11 PM**
Submitted by **KUALA LUMPUR KEPONG** on **01/07/2008 03:17:18 PM**
Reference No **KLK-080701-9ED42**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPT ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
*Acquired	*24/06/2008	*913,500	
Disposed	24/06/2008	147,500	
Acquired	25/06/2008	820,000	
Disposed	25/06/2008	7,400	

Circumstances by reason of which change has occurred *	Purchase of shares on open market and Sales of equity
Nature of interest *	Direct
Direct (units)	118,384,300
Direct (%)	11.12
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	

Total no of securities after change *	118,384,300
Date of notice *	25/06/2008
Remarks	
	fsc

BURSA MALAYSIA

SEC, US

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **03/07/2008 02:14:13 PM**
Submitted by **KUALA LUMPUR KEPONG** on **03/07/2008 05:02:06 PM**
Reference No **KLK-080703-242EE**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPT ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
*Acquired	*26/06/2008	*1,000,000	
Disposed	26/06/2008	239,100	
Acquired	27/06/2008	67,000	

Circumstances by reason of which change has occurred *	Purchase of shares on open market and Sales of equity
Nature of interest *	Direct
Direct (units)	119,212,200
Direct (%)	11.19
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	

Total no of securities after change *	119,212,200
Date of notice *	27/06/2008
Remarks	
	fsc

BURSA MALAYSIA

SEC, US

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **04/07/2008 03:50:03 PM**
Submitted by **KUALA LUMPUR KEPONG** on **04/07/2008 04:38:45 PM**
Reference No **KLK-080704-B08C0**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPT ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
*Disposed	*30/06/2008	*600,000	

Circumstances by reason of which change has occurred *	Sales of equity
Nature of interest *	Direct
Direct (units)	118,612,200
Direct (%)	11.14
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	
Total no of securities after change *	118,612,200
Date of notice *	30/06/2008

BURSA MALAYSIA

SEC, US

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **08/07/2008 04:22:10 PM**
Submitted by **KUALA LUMPUR KEPONG** on **09/07/2008 10:43:59 AM**
Reference No **KLK-080708-DF99C**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPT ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
*Acquired	*01/07/2008	*140,000	
Acquired	02/07/2008	671,300	
Disposed	02/07/2008	160,700	

Circumstances by reason of which change has occurred *	Purchase of shares on open market and Sales of equity
Nature of interest *	Direct
Direct (units)	119,262,800
Direct (%)	11.2
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	

Total no of securities after change *	119,262,800
Date of notice *	02/07/2008
Remarks	
	fsc

END